2025 REPORT

# Minnesota Aurora FC



LETTER

## Dear investors,

As we reflect on the past year, we want to extend our sincere thanks for your continued belief in and support of Minnesota Aurora. Your investment is far more than financial—it represents a shared commitment to building a community-driven club that reflects our values both on and off the field.

Thanks to your support, we've continued to foster a strong internal culture, elevate our community-grounded mission through meaningful media coverage, and compete in an increasingly challenging and dynamic environment. The momentum we've built would not be possible without an engaged and passionate investor community standing with us.

If you're looking for ways to get more involved, your advocacy makes a real difference. Attending matches, sharing our story with your networks, making introductions to potential partners, and participating in community events all help strengthen the foundation we're building together.

We are deeply grateful for your trust and partnership, and we look forward to continuing this journey.

**We need your help!**

Be ambassadors for the club by spreading the word—attend matches, bring friends, and help grow our fanbase through authentic, grassroots engagement. Leverage networks and expertise by making introductions to potential sponsors, partners, community organizations, and media contacts that align with our values.Show up for the community by participating in events, volunteer initiatives, and conversations that reinforce Aurora's community-centered mission.

Sincerely,

*Wes Burdine*

Co-Founder, Board Member

*Saara Hassoun*

President

*Ida Kane*

Board Member

*Elizabeth Breyer Bowman*

Board Member

*Allie Schmidt*

Co-Founder, Board Chair

*Beth Wozniak*

CEO nVent

## How did we do this year?

## REPORT CARD

**B+**

### ☺ The Good

- Another undefeated regular season.
- A highly collaborative team culture marked by strong relationships across the organization.
- Another year of strong media coverage that helped shine a spotlight on our community-driven approach.

### ☹ The Bad

- Uncertainty and headwinds in the path toward a professional franchise.
- Operating in an increasingly competitive women's sports market.
- Reliance on sustained fan engagement and financing amid broader market risks.

# 2025 At a Glance

## January 1 to December 31


$$$$

**$1,679,452 +13%**

Revenue



**-$348,504**

Net Loss


IOU!

**$180,038 [18%]**
Short Term Debt



**$2,143,665**
Raised in 2025



**$1,204,650**
Cash on Hand
As of 04/30/26

**INCOME** BALANCE NARRATIVE


Revenues
Profit
$1,481,701
-$707,028
$1,679,452
-$348,504
2024
2025

**Net Margin:** -21% **Gross Margin:** 22% **Return on Assets:** -16% **Earnings per Share:** -$1.57

Revenue per Employee: $279,909 | Cash to Assets: 54% | Revenue to Receivables: 2,058 | Debt Ratio: 20%

Minnesota_Soccer_Holdings__GBC__PBC__GAAP_Financial_Report_2024-2025.pdf

# We ❤️ Our 5,329 Investors

## Thank You For Believing In Us

Douglas Walton
Brad Ames
Jason Williams
Everett Soliz
Geoff Wolinetz
Wes Burdine
Govind Ventures
Greg Foster
Andre Harrell
Kenneth Stewart, D.O.
Michael E. Montoya
Kenny Gunderman
Maren Ortmeier
Katherine Harp
Derek Fenwick
Cameron Lawless
Kelly Merriman
Brendan Doran
Brett Clark
Liam Bonner
Dan Zimmerman
Mike Henning
Brian Hanf
Leslie Raucher
Bjork Ostrom
Suzie Smith
Kyle M Nelson
Debbie Star King
Emilee Cocuzzo
Joel Rennich
Jung Min Park
Jim Gardner
Kim Ly Curry
Jerry Will
Tu Anh Dam
David Smith
Nate Howells
Nicole Ashley
Katy Preston
Justin Porter
Marie Maurer
Adam Winegarden
Omid Mehdavi
Jacob Liester
Jeff Larson
Derek Hooten
Carson Thomas
Aaron Walster
Brahama Kroma
Ash Kumra
Jose Almonte
Jack Edwards
Nox Voortella
Michael DeWitt
Amelia Helm
Kristina Townsend
Loralee Bailey
Mohamed Omar Sharief
Jennifer Macchiarelli
Brayan Fandino
Vosco Rash
Cody Sheehy
Vincent Scott
Nabi Kibunguchy
John Njoku
Allie Hrabchak
Jason Bechard
Amber Kelsall
Mike Erickson
Chad Mabery
Joe Leyba
Bryn Shank
Pete Clossin
Nick Barkley
Kelsey Splinter
Celeste Marin
Kadyn Sharpe
Janell Haugen
Matt Ullom
Lisa Bruhn
Craig Foster
Gary Elfert
Michael Kappel
Lillian McDonald
Chuck Phillips
Dawnette Scott
Heather Meyer
Jacob Wager
Liam O'Connell
James Galand Warden
Emily Carr
Lisa Gross Crees
Alex Hintz
Kat Campbell Johnson
Don Tidwell
Jenny Lillehei
Kristal L Rutledge
Isaac Forsgren
Mary Jo Cook
Andrea Yoch
Mondray Gee
Vonte Johnson
Jason F Valentino
Tyler Hatlestad
Laura Bishop
Casey Helbling
Alison Orgaard
Jeremy Sarder
Trent Murchison
Chris Lustrino
Ken Mora
Melissa JACKSON
Alisha Kaul-Nelson
Antonio Almazan
Mike Demopoulos
Lyndsey Primus
Brendan Kearns
Anna OConnor
Veronica Byrd
Renée Hutter Barnes
Curtis Johnson
Daisy Rios
Brent Brommer
Erik Biscoe
Dave Mowers
Natalie Kolander
Carson Vann
Mike Manderschied
Laura Fulton
Noel Nix
Anders Bloomquist
Emily Stets
Caitlin Mahoney
Don Do
Stephanie Sporcich...
Ryan Skiles
Thaddaeus Dahlberg
Carson Abbott
Maddie Swanson
Candace Kist-Tahmasian
Kristy Thiel
Casey Schreiner
Lee Jarvis
Matthias P Chan
Susan Young
Jessica Hutson
Carly C
Stanley. Evans
Jerel Chambliss
Barbara and Jeff Benson
Chang Xiong
Ty Sharpe
Steven Pong
Brian Herbert
Jeff Devereux
Andy Cornelius
James Cave
Billy Mantegna
Darren Selberg
Morgan Piau
Ginny Munson
Catt Nicholl
Sean Peters
Jay Maloney
Thomas Felton
Alex Burdine
Jason Wilson
David Rinkey
Michael Rainville Jr.
Jeffrey Blaisdell
Bill Strait
Thomas Bush
Lydia Brown
Mallory Abuzeni
Scott Severson
Betsy Van Cleve Stiegler
Anthony Domanico
Krissy Robertson
Lisa M Kemp
Gaoxue Stoppel
Isaiah Lufkin
Tim Duffy
Casey Mullan
Deb Jacobson
Ashley Thompson
Laura Roddy
Austin Stair Calhoun
Joe A.
Brian C Martinson
Roderick Herron
Edmond Ngeh
Dominic Skilton
Narendra Sharma
Dawn Steward
Carley Van Swol
Jonathon Rice
Nicholas F Edwards
Arash Hashemi
Eduardo Hugo Villarreal
Nick De Guzman
Richard M Santay
Juan Osbaldo Covarrubias
Jared Cantrell
Mike Rostampour
Derek Johnson
Ramon Batista
Bill Sawyer
Ryan J. Gilmer
Mathew Walczowski
Bob Slettehaugh
Geoff Watson
Rachel Harstad
Jamie Becker-Finn
Jill Disrud
Mary Valentine Jetter
Baya Clare
Jane Kloppenburg Lagos
Danielle Cabot
Catherine Quade Goaley
Jeremiah Ellis
Colin Smith
Carly Danek
Karsten Piper
Kassie Cooke
Brian Sweeney
Katy De La Torre
Malika Baker
Benjamin Brenna
Tony Erickson
Jamie Thingelstad
Steph Emerich
Joe Atkins
Sandra Summers
William G Schroepfer
Betsy Mowry Voss
Chris Klocke
Shane Mizell
Francois Rodigari
Justin Tech
Nathaniel Adams Jr
George Limen
Jason Gatties
Michele Fischer
Deston Tanner
Aileen Brown
Randy McCallum
David Pagel
Timothy P Kysela
Lona Dallessandro
Luke Walther
Christine A. Sturman
Logan Bordeau
Lacy Hollings
Brian Moen
Juan C. Lozano
Joey Alva
David Symalla
Dave Marantz
Sarah Kipling Lightner
Jessica Ward-Denison
Olivia Boser
Louis Dominic McElroy
Brendan Klein
Monica Weltzien
Gwendolyn Simon
Gregory Ortmeier
Elizabeth Das
Julie Simiele
Jerry Pott
Josh Velasquez
Amber Weise
Seán Gohman
Chris Davis
Aaron Sergeinan
Shalin Carranza
Matthew Spanjers
Jake Hemmesch
Elizabeth Grygar
Kay Reimer Vogel
Barb Nei
Felicia Krick
Chris Guertin

Paul David Smith
Bobbi Bush Rintoul
Chris Jenkins
Vincent Carveth
Madeline Strid
Maren Gamboa
Blake Mullin
Dane Jensen
Lauren Sexton
Justin Griego
James Smith
Sarah Gilmer
Justin Antonson
Sarah Fastner
Maria Carolina De Araújo...
Troy Kutzera
Rachel Chinitz
Mercy Quentin
Tim O'Brien
Lisa Pearson
Jackie Wamstad
James L. Palmersheim
Linda Munson
Nathan Arnold
Said Mohamed
Heather Fong
Emma Faison
George W Inston Blackwel...
Chelsea Hill
David Rippe
Martin Elmquist
Brynn "The Swedish...
Joseph Vizzarri
Caitlin Rau
Chanika Mitchell
Jessica Zumeta
Jeff Steil
Darren Leno
Daniel Love
Julie A. Thornton
Rachel Stewart
Amanda Vraa
Ronaldo Boschulte
Jenna Trabulus
Linda Angus
Maren Schultz
Javier Padilla
Mark Corless
Patrick Saunders
Marcus Mason
Camilo Romero
Chuck Anderson-Weir
Michael Finke
Kelly Munson
Jerry Eisenband
Kevin Hamlin
Thomas Johnson
Sean MATTHEWS
A P
Vance L. Steele
Mik Gusenius
Donn O'Malley
Erik Breitenbach
Adrian Jung
Megan Hogue
Nathan Peters
La Eisha Howard
Douglas Ratcliff
Abhishek Gohil
Zachary Walton
Daniel Giers

Alex Haeg
Virginia Carlson
Guy Walters
Mitchell Pitts
Anthony Lee
Teri Finn
Xavier Walt
Damien Ward
John Neerland
Abby Armstrong
Jeanne Olson
Melanee Meegan
Anne Olson
Emily Oran Johnson
Charley Charley
Mac Vander Eyk
Lisa Burke
Stanleys Hockey
Jeremiah Nnadede
Vipul Soni
Kenneth Koch
Aaron Eggen
Pat Thoresen
Remi Dahl Finjord
Christopher Bangasser
Eva Anderson
Joshua Wilson
Andrea Waltos
Erik E Orwoll
Mark Kennedy
Kirsten Palan
Tony Cardone
Matt Puerkel
Grant Cooper
Homer Hanna
Samantha Schmitz
John R Smith
Perry Marks
Justin Foy
Nathan Huyser
Jesse Christianson
Katina Washington
Virginia Magyar
Amanda Kimber
Sara Loftus
Vanessa Seljeskog
Christopher MULVEY
Laura Brinster
Ingrid Nelson
Dave Eckenrode
Matthew Christenson
Nadine Babu
Neal Thornbloom
Noah Kolkman
Robert M Erickson
Betsy Mevissen
Joshua Jon Thaney
Jesse B
Sarah Katz
Kathy Zent
LD Freeman
Melanie Peterson-Nafziger
Robert Wolfington
Kristine Hummel
Alan And Terri Wasmoen
Amirah Riley
Rachel Daltry
Christine Schwarz
Travis Moseley
Tina Brauer
Cynthia Lysen

Sabrina Chu
Camilla Johansson
Michael Andrew Shirilla
Fred Atwood
Juliao Apaixonado
Mark Wagner
Brent Metzler
Jon Tuhy
Kristen Ziemer
Beth Ulrich
Charles Mitchell
Sarah Johnson
Bonita Sorenson
Audrey MacLeod
Clara Anne
Greg Ball
Chrissy Barr
Brittany Gibson
Nicholas Vorpahl
Steven L. Halverson
Cindy Pawlicki
Emily Luther
Monique Maddox
Tara Zamora
Daniel F. Peterson
John Reily
Blake Plonske
Lori Wolff
Barbara Ruble
Reid Anderson
Nathan Thompson
David Smith
Debbie DeBerry
Shannon Venezia
Jake Griffith
Mackenzie Brill
Connie Harvey
Marielle Mohs
Corie Lindemann
Gabrielle Thomas
Al WHITEHOUSE
Mary Liebig
Shawn Lawson
Cory Carivau
Jeremy Henderson
Todd Charles Rowe
Staci JACKSON
Barbara Anne Wierschem
Adam Stuhlfaut
Benjamin Staehlin
Jason Smith
Morgan Philliber
Scott Privratsky
Kelly Hudgins
Bernardo Traversari
Ivan Shaw
Dan Turner
Richard Gates
Gabriel Borquez
Jonathan Feng
Lyn Meany
Beth Brill
Kai Grigsby
Tita Ruth
Deniz Inanc
Seth Poppy
Heather Lucero
Doyle Armbrust
Jodie Tonita
Nick Velis
Christina Cagle

Yaj Xay Ntxhais
Jeffrey Metzger
Kathryn Selin
Brandon McNeely
Cody Thomas
Ryan Zumsen
Kevin Miller
Julianna Alex
Andy Smith
Dody Moore Kettler
Lisa Davies Henderson
Isabel Tomb
Matthew Nance
Matt Savage
Celeste T.
Ian Leighly
Stephanie Knabe
Jonathan Parra
Renee Carlson
Ben Lohrding
Michael Oliver
Jenny Howell
Herb King
Kristin Kress-W
Jennifer Rice
Rachel LaSala
Jerimy Stanley
Brandon Mimms
Caitlin Goodman
Paula Luberts
Brendan DeLong
Sandra Lucas
Kevin SWANSON
Bruce Billmeyer
Moonshot DisruptX
Michelle Hesterberg
Jacqueline Gaston
Jennifer Westendorf
Björn Vervecken
Jeremy Spader
Michael Witt
Ryan Condo
Kerri Jacklets
J. Marie Fieger
Tamara, Andrew, Garrett...
Kimara Gustafson
Chris Gruhlke
Ash Czichray
John Huston
Paul Van Swol
Jeanne J Barron
Brett Morton
Michelle L DeLaundreau
Nicholas Bianchi
Gail Ryba
Carolyn Zucker
Brian Smith
Jim Nye
Tali Lerner
Drew VanderPloeg
Hassan Kheleel Barzani
Rick B
Emily Christianson
Michele Doto
Vanessa Schultz
Criostoir Daly
Ann Glennie
Jordi Roura
Joseph Klein
Michael Toporek
Christopher Bivens

Donny Franks
Christopher Babel
Xavier Martine
William Powers Jr.
Richard Simons
Mateo Fischer
Adam Caylor
Travis Krahn
Julie Murray Ziegler
Jeanne Blaskowski
Cheryl Robertson
Monica J Bryand
Amanda Nodolf
Norah Carroll
Nancy Becker Peck
Marcos Javier Soria
Carrie Quast
Jayson Jorgensen
Enrique M. Munoz Villarreal
David Waldorf
Nubia N. Esparza
Abby Ferri
Steven Manson
Chuck Goetz
Paul Meyer
Dae S
Jeffery Wright
Dr Michael Ktona
Sharon Kimble
Karin J Larson
Mary Fagan
Faith And Brian Dietz
Linnea Louis Finney
Jonathan Nicholson
Lynn Lahd
Victor Chen
Edgardo Becerra
Heidi Bolt
Scott Brink
Cameron Razi
Austin Van Treeck
Vincent R. Cocozza
Caroline Fitzgerald
Sabeen H. Ahmad
Carl J Bjornstal
Erick Roen
Justine Miller
Brian Allen
Sachiko Flores
Emma G
Mary Shaddrick
John Puntenney
Sharolyn Kawakami-Schulz
Amanda Stokes
Keith Miner
Ameeta Jaiswal-Dale
Debra Enloe
Thomas Docken
Emily Bjorke
Avery Wright
George Bryant
Victoria Zeyen
Jake Freppel
Sarah Spain
Brandon Taitt
Yvette Pryor
Amanda Alpert
Kelly Phillips
Joel Saldana Jr
Collin Jones
Lena Moss Glaser

John Kelly
Jeffrey Gecas
Wayne Zbytovsky
Jordan Salamido
Kevin Fnb
Richard Shirk
William Koehler
Michael Mueller
Matthew Rasor
Cathryn Carlis
Gary Love
Maggie Meyer
Nicholas Rosser
Corey Robinson
Ross Schreck
Federico Pastorino
Jamin Johnson
Mary Beth Mohn
Matthew Serna
Patrick McClellan
Eric Renn
Thomas Hart
Barry Chambers
Ann Kosinski
Robin Davis
Jeff Johnson
Ellie LaChance
Peter Klein
Donna Feil
Sameer Gupta
Katrina R.
Jean Fitzgerald
William Kalmoe
Aurora Trautman
Linda Crosson Posavad
Ryan Hanke
Jerome Marshik
John & Elda Davis
Wendy Blackshaw
Matthew Carlson
Kayla Kramer Dodge
Ethan Taylor
Elda Rudd
Carolyn Gronfield
Ned Gavlick
Katherine Elwell
Sue Jacobs
Angela Smith
Jeff Paulson
Brian McBride
James Hildreth
Larry Clark
Shannon Milligan
Dawn Sturtz
Joe Roos
Mike Leonhardt
Corwin Alexander...
Sarah Schumacher
Elizabeth Johnson
Leonardo Lindo
Danielle Hounshell
George McSorley
Moriya Rufer
Erin Raw
Hadley Zeavin
Sally L Boyd
Kristin Toth
Joy Smith
Rachel Beck
Anthony F Marchio
Benjamin Monroe

| | | | | | |
|---|---|---|---|---|---|
| Sickos Committee | Alvin Byers | Ron McKay | Alyssa Gonsior | Pathos Nomos | Rachel Lanquist |
| Kristina McGuffee | Michael Lew | Erik Jensen | Shaun Scott | Todd Davis | John Edwards |
| Kristelle Yewah | Alex Downs | Sam Kamin | Amanda Eldridge | Calder Hynes | Gabe Sinner |
| Bill Truesdell | The Heathcoats | Reed Jones | Cheryl Weiss | Mary J Whitfield | Dylan Fichtner |
| Gabriel Skelly | Nicholle Wilson | Timothy F Grainey | Marta Fraboni | Jill Hardy Heath | Molly Coleman |
| Steven Petrash | Ashle Lynn Paige | Mary Hess | Donna Howard | Michael Nordby | Jamie Bartlett |
| Pam Elliott | Megan Flood | Patrick Kennedy | Brielle Elise Bierman | Matthew Banker | Andy Brunn |
| Perri Collins | Zane Baniaga | Nick O | Brandon Jones | Nicholas Roesler | Tai Duncan |
| Dale J. Armbruster | Angela Zeyen | Maggie Conway | Paul Gugliucci | Jennifer Bisch | Olivia Mastry |
| Raechel Thomas | Pam Seidenman | Susan Kohn | Leslie Weyhrich | Lisa Audi | Alicia Thoj |
| Kara Wakefield | Kimberly Backs | Erin Mathews | Christian Salcido | Sarah Rickert | Terry Streetman |
| Marcia McKenzie | Kelsey Stern | William Tees | Christopher Thayer | Sarah Schmitz Burns | Luis Chaparro Ortiz |
| Samuel A Kolawole | Megan Devine | Martha Trevey | David R. Mercer | Dawne White | Doug Carnival |
| Richard Rosivach | Samantha Cozort | Susan Goehl-Manolis | Taylor Caldwell | Danny Hughes | Tom Smith |
| Norman Seawright III | Brandon Dobson | Jason Koenig | Laura Lindsay | Jerome Rankine | Lauren Bowser |
| Janet Youngers | Jeffrey Faust | Richard Pittman | Ryan M. Sobecki | Daesha Wright | Colin Peterson |
| Peter Driessen | Ross Smith | Mary Peterson | Felipe Hernandez | Mia Bonacore | Ryan Ricard |
| Thomas And Margie Squier | Bruce Hermansen | Brenden McGibbon | Jacklyn Holfelder | Chris Jasko | Kathleen Wade |
| Karen E. Hong | Graciela Parada Harry | Sharon Tomlinson | Paul Siekmeier | Margarita Sison | Maureen Daberkow |
| Louis Olsen | Martin Alonso | Xander Achorn | Peter Cohen | Sam Schmidt | Adam Willis |
| Molly Pritz | Kevin Wright | Shawn Penman | Sienna Stucke | Mark Cevallos | Kendra Plaschko |
| Kim Decker | Bobby Strachan | Nick Hunley | Elisabeth Brady | Erica Foley | Geoff Hoss |
| Olivia House | Luna Constant-Darcy | Ana Mariana Apostoleris... | Susan Pierce Jacobsen | Cydney Coffey | Soren Stevenson |
| Shawn Furman | Brian Huyvaert | Derek BOCZKOWSKI | Taylor Hemme | Lindsey Russell | Brenda Moore |
| Michelle Stevenson | Billy Puckett | Vineeta Sawkar | Rob Diaz | Gansito Petersen | Jen Larrick |
| Katherine Wheeley | Alexander Claros | Katherine Harrell | Jasmine Simpson | Sean Ahlness | Christina Herold |
| Laurie Beckman Yetzer | Marschall Furman | Alyssa Obradovich | Andrew W Tengwall | Gerad Baca | Laura Bonifas McRoberts |
| Rosemond Owens | Thomas Mitchell Northam | Ben Grant | Alexander P. | Scott Mattson | Kristen Cassel |
| Cassandra Pugh | Richard Constant | James Puttin | Nicol Annis | Ery Millan-Coffey | Lucas Reczek |
| Brenda Butler | Sheletta M Brundidge | Greg Lamm | Neil Cohn | Tracy Hilke Kline | Emily Trethewey |
| Karen Norum | Chad Spinney | Kimberly Lawrence | Eliz AB Eth REYNOLDS | Hayley Romero-Vogg | Amy Nusbaum |
| Sarah Griffiths | Jed Cooper | Maggie Fries | Dale Hoops | Sarah Owens | Michael L Smith |
| Daniel Poppy | Matt Repchak | Brad Gunnarson | Darcy Thome | Theo Lloyd-Hughes | Kim Cooke |
| Chuck Carlson | Chris Roethler | Vishnu Dasaka | Northwoods Dan | Derek White | Paula L HANCE |
| Leah Bryant | Nigel Mills | John Susag | Tanner Curl | Jennifer Mannix | Mark Tareshawty |
| Bridget Donovan | Phil De La Vega | Ben Greenwood | Susan Watzke | Erik LINDEBAK | Mo O'Donnell |
| Steve Bonek | Matthew Hammermeister | Donald Allen | David Laidig | Shawn Person | Miko Tollefson |
| Nicole LaVoi | George Worthington | Matthew Glover | Jen Kelso | Brandi Kircher | Maggie Murphy |
| Charlie Rybak | Chip Angeles-Negrete | Zachary Rieger | Christy Munasinghe | Nick Yoder | Paula Derickson |
| Kimberly Brown | Chris Basa | Susan Snyder | Nancy Hensley | Charles Burnett | Lydia Roehl |
| Paul Bignall | Amy Hunt | Jonah Webb | David Robinson | K&D Johnson | Marcia Ann Pierson |
| Amy Sabatier | Teri Jaymes | Andy Jacques | Kurt Pauley | Michael Willemsen | T. Jason Smith |
| Erin Daly Davenport | Johanna Pellissier | Emmett M Swartout | Derek Wagner | Angela Gustafson | Chelsea Cross |
| Tamara Jones | Meaghan Stanford | Debbie Tufts | Edward W Holland Jr | John Miller | Thomas Schleusener |
| Dakota Smith | Peter Martignacco | Beth Koehnen | B A | Courtney Barrette | Susan Melrose |
| Mark Rakes | Michelle Trombetta | Thomas Porter | Jim Beggs | Thomas H Stevens JR | Curtis Larsen |
| Jennifer Weller | Matius L Krisetya | Audrey McGuire | Carrie Meyer | G Boltz Bolton | Rick Vanswol |
| Scott VanKoughnett | Karl Nastrom | Deborah Peterson | Kristin Flom | Patricia Perez | Joseph Hrabe |
| Jonathan Plotz | David D'Arcy | Mario Ramos | Nuno Filipe Duarte Baptis... | Dagny Waldeland | William Evans |
| Elliot Hinricher | Jeffrey L Kamrath | Quinta Inez Canada | Kristen McDonald | Johannah Scheurer | Terri Cole |
| Madhu Tummala | William H. Pruden III | Jeffrey Scott Junkermeier | Juli Montgomery-Riess | Jim Sheeley | Madelyn Swenson |
| Isaac Parkinson | Margaret McCarney | Kevin Tholen | Igor Tsukerman | Tim Pechmann | Dennis Cronin |
| Alicia Johnston | Billy Scott | Denise Walsh | Eric Van Swol | Eric Johnson | Liz Wilkinson |
| Chris Kamrath | Rebecca Tamas | Scott Angove | Sandra Bodensteiner | Michael Engeldinger | Christina Magnuson |
| David Aydt | Thomas Schultz | Kristina Jager | Sara Temte | Kathleen Riley | Omorie Mckell |
| Hwa Jeong Kim | Carmine LeVoir | Shawn Wes | Danielle DeMay | Cory Schwab | Heidi J. J. Pipkin |
| Matthew Fitzgerald | Julie Monroy-Cantor | Eric Stelter | Gregory Montgomery | Bruce Hogan | Michael Poledna |
| Michal Lorenc | John Prendergast | Mark Peck | Denis Tilong | Erwann Lecoutre | Helberth E Vargas |
| Joel Rapaport | John Webster | Nelson Cruz | JayCee Cooper | Kimber Fiebiger | Garrett Barnes |
| Jessica Greenawalt | Stephanie Jacobson | Scott Davidson | April Boxeth | Gail Peterson | Zeek Weeks |
| James L. Wedo | Daniel Pawlak | Nathanael Sarmiento | Michelle Coleman | Joyce Leatherman | Sheri McGruder |
| Roxanne Charchian | Cydney Welter | Parvez Karim | Mary Heller | Mohammad R Karim | Tristan Gavin |
| Cody Anderson | Justin Whitfield | Jumaine Gordon | Joao And Kimberly... | Brennan Lemar | Randy Boike |
| Margaret Kaplan | Patricia McAdams | Kristine M Hemmer | Greg Chapeau | Mathew Adeniran | Ellen Seltz |
| Cory Stopka | Trinh A Nguyen | Ziana Glew | Christopher Galasso | Neema Nayeb-Hashemi | Shannon Cox |
| Ryan Parker | Steven Klutho | Brian Morris | Raquel Counihan | Sarah Callahan | Marcie Lapointe |
| Zachary Critser | Baird Jarman | Timothy E Miller | Adam Hayden | Andrew Hudgins | Dibe Klein Wentink |
| James Lunquest | Monica M | Michael Eppley | Mark Gmeinder | Mark Gmeinder | Josh Edgar |
| Nicole Clements | Kyle Hebert | Navin Ramalingam | Adam Weber | Amanda Roberson | Erin Bolinger |
| Ann Davis | Bethany Dickert | Judith Stech | John R. LaBar | Katherine Bourgeois... | Amy LaBelle |
| Erin Murray | Stephen Harris | Mike Petersen | Jane Stevenson | Jabree Hason | Emma Harness |

Robert Precious
Thomas Nickel
Derek Birkeland
Caitlin Scafati
Joan Maxwell
Keith Browning
Mark D Stannard
Lindsay Claire
Tajudeen Yoosuf
David Benhart
Avery Richardson
Thomas Savard
Adam Bezdicek
Danielle Medina
Heather Schott
Grant Henry
Candi Gale
Cecilia Haider
L Prynne
Lane Trisko
Erick Bravo
Mike Weed
Matthew Hanson
Chelsea S Couillard-Smith
Brad Baker
Vern Stenman
Adriana Fernandez
Peter Jorgenson
Peter Mazanec
Steve J Tjeltveit
Gretchen Godfrey
Ed Eiffler Jaramillo
Steve Jenkins
Kevin Szurek
Debra CODY
Marais Wakem
Kelsey Mize
Meghan Styles
Kristopher Bleken
Sara Westdal
Norman Chetcuti
Jeanne Privratsky
Cheryl Magnuson-Giese
Steve Yaeger
Brandon Beck
James Holden
Michael Jenkinson
Joseph Roney
Soccer Cooligans
Pat Mack
Cody Niceswanger
Richard Skildum
Travis Gallipo
Jake Strand
Phil Buedding
Lola Brooks
James Bischoff
Isaac DePoe
Gail Maenke
Matthew Briese
Nadine Smith
Christine Jordan
Nicholas Bellmont
Alecia And Joshua...
Matt Leaf
Steph & Jeremy Williams
Deborah Finnegan
Jason Sisler
Jane Crosby-Schmidt
Patrick Fineran
Jacob Pittman
Mateo Antonio Lopez

Ryan Thimjon
Cipriana GONZALEZ
Jeremy Mork
Kelly Osborn
Angie Whistler
Jami Kirgiss
Jonathan Hendrickson
Michael Gouveia
Bill Mitchell
Christopher Carver
Ranell Hamm
Joshua J
Shawn Scherr
James O'Malley
Alistair Dobbie
Dan Grantier
Benjamin Weisberg
Neethi Nayak
Kayla Michels
Anmol Shrestha And Laur...
Michael Lake
Curtis Finney
Jessica Koolick
Craig Flynn
Nathaniel Moore
Benjamin Brunson
Sean Mccarthy
Ben Howe
Peter Eckert
Tracy Napp
Melissa Dingmann
Jackie Weber
Dave Barber
Jessica Richardson
Andrew T Nordstrom
Jill Omari
Mary B Larson
Dan And Alexia Weisz
Mitchell Doty
Jenn Augsburger
Jody Newberg
Robb Westawker
Heather Sidey
Sean Roberts
Erin Bradley
Mike V
Joy Paulsen
Daniel Mick
Tiffany Moon
Lauren O'Keefe
Leallan Estrem
William Medrano Gutshall
Lyndsey Olson
Melissa Griffith
Thomas Maddux
Beatris Brooks
Lourdes Bunay
Christine Melko
Sarita Krishnan
Andrea Wolinetz
Michael Duane Foss
Jane Helmke
Thomas Baltutis
Rachel Carlson
Amanda Tempel
Matt Topp
Laura Gilchrist
Casey McIntyre
Kevin Bligh
Nishat Tasnim
Kelly Green
Dean Carlson

Alex Adams
Brett Kjos
Lynn Lahd
Zach Martin
Kale Yarbrough
Fiona Reynolds
Kyle And Dawn Nelson
Keely Zimmerman
Steven Bergman
Jason Klein
Jay Lebrun
Bridget Bayley
Brent Johnson
Randy Gelner
Vikas Mendhiratta
Elizabeth Bourgeois
Jason Sever
Erica Schipani
Anne Mahle
Katy Hennings
Patrick Haney
Keiko Osada
Charles Marttila
Mitchell Pepper
Daniel Berglund
Alex Hepp
Millenium Amha
R Harden
Magdalena Schroeder
Suz Tod
Kelsie Moch
Jennifer White
Ivan Mark Mazurkiewicz
Sara Jordan
Allison Horner
Stephanie Munro
Haley Murphy
Daniel Bohren
Andrew Zieffler
Elmer Lee
Matt Resch
Jessica Meyer
John Sapienza
Izzy Quam
Dewi Wyn Morgan
John Schutte
Mary Baker
Kelly Reed
Michelle DeWitt
Uriah Blatherwick
Trey Tacon
Jack Olson
Keith Herrmann
Charles J Burgess
Zul Alidou
Deb Pearson
Mari Hagen
Tsega Tamene
Steve Holzgraefe
Laura Spivy
Marta Cooke
Toshiki Sugatani
Jill Karen Kaspszak
Riv Pomeroy
Maria Hed
Don Smithmier
Tyler Redenbaugh
Elizabeth Mushel
Cheyenne Zokaie
Thomas Chosa
Gregory Pyke
Mike Vieira

Danielle Berres
Joyce Oliver
Austin Schatzman
Tamara Simonich
Annette Esquibel
Sarah Lund
Jason Noennig
Ashley Mahan
Nancy Dunning
Sara Thoen
Toni Lozancic
Douglas Scott Grewe
Abby Swanson
Zoe B
Steve Murray
Mary Salmi
Brian Houska
Catherine Resch
Tonia Gustafson
Lindsay Buchmeier
Katie Driscoll
Karen Gallus
Heath Queen
Nikhil Joglekar
Brett Kjos
Bailey Borowicz
Taylor Ann Kane
Shelly Behr
Amanda Rue
Karen Wyatt
Katie Muller
Ian Howe
Farah Famouri
Kristin Lockhart
Sam Richardson
Kate Lockhart
Danielle Kronebusch
Dakota Siler
Dave Carlson
Ryan MacSwain
David Snyder
Keenan Davis
Adam L Beck
Nicole Errante
Bridget Kersey
Jason Fonseca
Andrew Teich
Alex Picard
Jeremy Vann
Karen Redman
Nathan David Lohn
Jason Novak
Julie Lorenz
Nick Perreault
Lillian Smith
Ashlee Fontes
Mary Artig
Juberta Juberta
Lemaire Pierre
Thomas M Tiedemann
Ashley Halvorson
Jonathan Butwinick
Angela Goens
Alison Nelson
Chris George
Samantha Hirsh
Cameron Axberg
Frank Harris
Elizabeth A Cramer
Lue Yang
Alex Carnes
Alexander Jarboe

Carmen M Wentz
Austin Hill
Javier Navar Payan
Brit Boorman
Mary Borgert
James Poepping
Austen Dicken
Cheryl Ellefson
Mackenzie Sullivan
Katie McLennan
Gerardo Jimenez
Buck Burns
Meg Shoemaker
Dawn Janes-Bartley
Jean Emmons
Jeremiah Vetsch
Harry Davis
Helen Goeden
Emily Wisser
Youa Her
Missy Hermes
Elizabeth Lockhart
Cynthia Cwikla
Britta Weidner
Fellof Falorry
Dayo Idowu
John L. Rich
Cathy Crosby-Schmidt
Cindy Frantz
Carole Steenson
Nathan Rausch
Anita Andradies Limbrick
Tyler Mear
Isaac Davis
Gina Brusseau
Christopher Johnson
Christine Ve Lure Roholt
Jessie Sheldon
Cree Foster
Caroline David
Arthur Morrissey
Sarah Venning
Cindy Archer-Burton
Lili McMillan
Alan And Terri Wasmoen
Matt Dircksen
Lisa Franklin
Kirki Schultz
James Andersen
Brenda Roberts
Bill Sawyer
Erika Hargis
Aaron Lindenberg
Thane Widmer
Kyle Irestone
Joshua Andrew Olson
Dimitri DeRose
John Grime
Kelly Kornmann
Tiffani Whitfield
Taufiq Ahmed
Raymond Khoo
Bri Lewerke
Jenifer Knutson
Dan Zimmerman
Molly Huddle
Jay Eidsness
Nikki Weiss
Graham Pederson
Stacy Shannon
Elaine Carol Barclay
Brian Baublitz

Norm Orstad
Graham Gilson
William G Sicora
Amie DeHarpporte
Dave Morrell
Kristi Hultman
Geoffrey Isaacman
Shawn Lawson
Kate Shields Stenzinger
River Pugsley
Melissa Zant
Linda Peng
Amanda Heyman
Bret Powers
Stacy Dally
Samantha Schwichtenberg
Alex Park
Paul Stotts
Maia Wahlberg
Aaron Hoerner
Andrea Christopherson
Daniel McMullan
Susan H FISHER
Kathryn Hogg
Tracy Madden
Katy Yenter
Alys Morrison
Emily Oberlander
Kelly Houlgate
Isabelle DeArman
Cross Smith
Joshua Bowman
Kym Dunleap
C. Earl Smith
Anthony Eduardo Bergren...
Maars Beltrandy Y...
Tanya Pfeffer
Kevin Meads
Linda Krefting
J T
Melissa Camarena Michel
Mark K Pribula
Jericho Tabor
Dana Kolke
Neceda Nohrenberg
Karleen Corliss
Antwain K. Hunter
Lee Nafziger
James A Kane
Anthony Paat
Brooke Machuca
Kirsten Indrelie
Rachel Wilson-King
Emily Johnson
Addison Jo Arvold
Colin Wiesner
Michael Pantaleo
Annie Welch
Corey Blaine
Russell Zwiers
Carlie Wingen
Max Keswani
Joanna Hipp
Ben Thietje
Fatma S.
Kaden St Onge
John Daniels
David Borslien
Lizzie Breyer
Lauren Groenewold
Christian Knox
Andrea Vanin

Aaron Olson
Mike Rollin
Joseph Majerus
Kari Watson
Steven Gonzalez
Tom Karas
Auden O'Connell
Megan O'Connell
Connie Vicuna
Darin Napton
Sara L'Heureux
Geoff Parsons
Nick Liverca
Emma Schaetzke
Michael Philion
Som Phommapheng
Sara Vipond
Daniel Cox
Gretchen Guenter
Jason Roach
Bruce M White
Elise Paradiso
Simone Blanchette
Walid Neaz
Ryan Huschka
Paul Schraber
Roxanne Hart
Matthew Kramer
Julie Floding
Adrian Lindsey
Trevor Jones
Christina Martinez
Elizabeth Kauffman
Mark Seeger
Juliana Krueger
Meghan Burian
Andrea Cecconi
Julie Peplinski
Cassidy S
Carter Olson
Jacob Kraus
William Collins
Katie Usem
Kristina Roby
Jessica Lacher
Abigail Slininger
Adam Riggall
Shelby Lieffers
Christine Fitzer
Jessica Eppenberger
Chrissi Damiano
Austin Virasy-Ertelt
Katie Kreber
Heather Kwak
May Esperanza Losloso
Josh Weinfuss
Megan Madson
Tyler Casey
Courtney Dabill
Patrick Phelan
Kiri Oler
Ana Johnson
Eileen DOHERTY
Nathanael Strong
Janelle Sheely
Raul Gracia
Kari Gjerdingen
Mark A Kilbara
James Slegers
Brian Creighton
Michal Brooks
Annie Lewine
Troy Weets
Sean Mangan
Becky R
Molly Donaldson
Bertha Banuelos
Aaron Konigsmark
Bill Nottingham
Paul Little
Gretchen Yonko
Julia Page
Trent Bosma
Jeremy Knutson
Maja Bland
Adrianne Thompson
Edward Kosbab
Mikel Clark-Arroniz
William Lyon
Tani Berzins
Dinis DeCarvalho
Cathryn D. Reher
Jodi Pope
Seth Littlejohn
Maddie & Kendall
Jolene HART
Timothy Gill
William Tapio
Ruth Taylor
Pete Hogan
Chip Grech
Daniel Sullivan
Sabrina Bonaparte
S Hamill
Zack Johnson
Ron Johnson
Kyle Johnson
Morgan Stone
Ben Bradley
Doug Mitchell
Joshua Alcala
Noely Gonzalez D
Carlos Paneque
Isaac Quick
Van Hong
Liz Hilligoss
Natasha Tiedge
Jason Wetzel
Susan Wagner
Kayl Parker
Andrea Aldes
Amy Levity
Emma Wilhelm
Kimberly Kaplan
Olivia Bulow
Jessica Phinney
Maggie Mountain
Lindsay Wilson
Shae Cronn Mills And Gwe...
Tim Bergslien
Mandy Winegarden
Josh Jackson
Zachary Ivins
Stephen Yuhan
Keri Willis
Jen Ford
Michael Blake
Matilda Marshall
Lillian Frame
Alexander Hall
Charlotte Merrill
Sean Doonan
Aaron Mastrian
Emily Davis
Lance SKOV
Ann Marie Brockhouse El...
Amelia Stacer
Kara Komoto
Susan Prendergast
William Corry
Jessica Burich
Michelle Marshall
Carlos Gamez
Farmer Bernie
Ashley Ramaker
Dane Jensen
Jarvis Saunders
John Hawkins
Todd Sorenson
Brett Paulsen
Jeanne Antonich
Jacob Miller
Cynthia Dongoske
Riley Sneddon
Eric Walburg
Steven Erffmeyer
Beth Holland
Amber Budd Atelier
Stefan Shepherd
Stacie Katra
Laura Pratt
Jessica Hemmer
Mark Wilkening
Kyle Sheldon
Megan Goforth
Jenna Schmidt
Carolyn Shepler
Jennifer Hibbard
Amy Miller
Lisa Pole
Amanda Bakken
Jeremiah Morrow
Benjamin John Rouner
Vikki And Luisa
Kristina Parker
Jorrie Vos
Cheryl Urbaniak Peterson
Mary Hamdorf
Jaden Penegor
Kim Hayden
Kacey White
Sarah Corcoran
Nicole E James
Rachel Holtz
John Winward
Isabelle Bulow
Megan Wilcots Chance...
Carrie Simon
Danielle Donchetz
Daniel And Kirstin Cronn-...
Katja McKiernan
Joseph D Sapletal Jr
Giselle Restrepo
Eduardo Munoz
Traci McMurray
Sharon Yasrobi
Addilyn Teres
Christopher Waggoner
Katie Peterson
Brady Rinehard
Alexandra Thiel
Erik Malinowski
Zach Floberg
Alexander Hermanny
David Cary
Melissa Aho
Mark De Haan
Jack Weatherman
Anthony Nagorski
Jon Langdok
Susan & Matt Bazzano
Jodi Maree Jackish Lewis
Thomas Quinlan
Patrick Maziarz
Brett Wagner
Matthew Simmons
James Matthes
Harry Goetz
Brax Excell
Thomas Marrinan
Matthew Rongstad
Nadeem Ayoob
Brandon Korody
Erik Edsten
Gary Robinson
Michael Hanson
Keith Doane
Robert Richman
Jack Leone
Matthew McConico
Jojo Kuria
Jacob Bell
Matthew Kiniorski
Dana H
Pv Tkach
Andrew W
Martin De Leon Rodriguez
Jessica Johnson
Dan Olson
Amara DeCicco
Chris Thompson
Joseph Scipione
Ruth Williams
Benjamin Russell
Michael Sonn
Mark Pepin
Brenna Saline
Josh Waylander
Gretchen Sage-Martinson
Delilah Rothstein
Giovanni Avalos
Mike Polomski
Tasha Flynn
Lynette OPray
Kristie Warner
Bente Bruihler
Claire Little
Kimberly Warshaw
Neil Bland
Janel Anderson
Sara Szabo
Trevor Frane
James Kane IV
Mike Herzog
Karla Schulz
Jennifer Rivers
Emily Bowne
Quinn Nichols
Kyle McCuskey
Sage Souza
Macklin Crook
Kimberly Brooks
Marie L
Beth M Ellis
Janita Madramootoo
Heidi R Gesell
Karen Kinnear
Jacinto Dominguez
Allie Birdseye-Hannula
Ilyas Masannat
Will Williams
Anne Lynch
Phil Horswill
Brock Waterbury
Lisa Kolkman
Dick Sundberg
Christine Kimber
Josh Johnson
Hannah Armstrong
Jack Miller
Matthew Matsuura
Mary Muller
Edgar Leonard
Alexander Wolf
Mike Schowalter
Keeley Barrientos-...
Holly Fudge
Kate Radzwill
Dennis Sepper
Bennett Courrier-Oaster
Kevin Velasquez
Don Ackerman
K S
Victor Conocchioli
Kelly Gallagher
Ross Penna
John Reddall
Victoria F Hill
Claire Weltz
Lindsay Pluger
James Kristopher Taylor
Aaron Stanga
Tim Schmidt
Steven L Anderson
Andrew Chelseth
Christi Brauer
Corey Schreppel
Keri Sampson
Ramus Photos
Corey Siltala
Marvin Flores
Liam McMahon
Josh Sperling
Trevor Wennblom
Amy L. Dostal Dauer
Jennifer Linscomb
Brandon Kaya
Madelyn Granos
Lindsay Arnett
Annika Wichmann
Pamela Goodman
Nicole Phillips
Brandi Backmann
Joel Radaj
Jennifer Zettel-...
Claire Teigen
Eric Reich
Tom Stavropoulos
Josh Abbott
Karin Ellis
Felicia Kudronowicz
Will Sheffer
Catherine Carle
Ryan Clark
Cory Goleman
Amy Shaver
Reid Strain
Carol Houghtby Watson
Phil Bangert
Kristy Hesser
Carolyn A. Gronfield
Bob Bendel
Ann Kaatz
Frank Zink
Jennifer Sexton
Ann Palmquist
Rebecca Mattison
Kent McClanahan
Sona Mehring
Jim Elert
Gretchen Thacker
Todd Workman Jesness
David Fredrickson
Celton Seelig
David Johnson
Dane Obermeyer
Natalie Sosinske
Mary Jo Stanoch
Rob Anderson
Rebekah Allaghai
Elizabeth Nowinsky
Ryan Boyd
Rafferty Parke
Laurie Rupe
Jessica Jensen
Colleen Horn
Lee A LARSON
Zachery Cruzen
Kevin Steiner
Kyle Thompson
Paul Edward Kaspszak
Matt Reger
Tuttle Family
Katherine A LAWLER
Jerome Darsow
Megan Repar
Joao Medeiros
Giles Ferrell
Jeff Zaayer
Kirk Leeson
Alexander Lee
Craig Freeman
Brandon Walker
Joe Morano
Priya Narula
Ethan Fawley
Kristin Sweet
Kathy Hedin
Tim Johnson
Anne Linnihan
Mary Hangartner
Kris Norton
Matthew Bryant
Tyler Richardett
Will Miner
Dana Escobar
Katherine Love
Megan Coughlin
Christian Collins
Clint Crockett
Elliott Smith
Christine Lightburn
Jo Stanek
Christopher Dickhut
Alicia Mandina-Torres
Jonathan Howard

Daniel Kupfer
Ellen Hodges
Connie Ford
Lisa Schroer
Greg Nordlund
Ryan Adcock
Jane V
Jace Elder
Bonnie Sorenson
Thomas Russell
Dan Wade
Kalli Catcott
Marybeth Whalen
Margaret MCGUIGAN
Jessica Merchant
Scott Aefsky
Michael Walski
Amanda Smith
Victoria Alloway
Benjamin Karnish
Alec Janson
Kate Shettigar
Lindsey Albright
Lauren Stein
Curtis Klotz
Alexander Lalanne
Ronan O'Hagan
Aaron Hutchison
Zachary Mady
Aaron Alcaraz
Diana Pinney
Tony Sanneh
Laura Glass
Doug Erickson
Eugene Rupinski
Chuck D
Brian Kovacs
Jordan Bingham
Shannon Vail
Kayla Terpstra
David Pulido
Joey Maldonado
Veronica Arreola
Suzi Steffen
Keynon Phillips
Sabrina Fay
Brendan O'Connor
Jeff Prendergast
John Lukic
Luke Peterson
Majra Gibbons
Susan Walther
Anna Veit-Carter
Brittany Kirk
Gregory McKay
Melissa Butts
Jason Fink
Jason Cruz
Kristen And Rita
Jessica Kubis
Derek Salzman
Hannah Zellmer
Christopher Tongen
Geoffrey Ryan
Angie Sit
Nicole Lukic
Jason Krebs
Anna Springfield
Joy Munster
Clinton Best
Barbara Ruble
Jeanine Mlynek

Isaac M Owens
Megan Lawson
Olivia Graupmann
Maya Shrestha
Holly Dolezalek And Heidi...
John Vujovich
Jeffrey Guenin
Leslie Sutfin-Glowski
Emily Graupmann
Jeff A. Miller
Margaret Christner
Cameron Hallman
Jeffery Alan Whitney
Cheri Nolle
Ashley Triffo
Daniel Howard
Shane McNeeley
Mac Kensie Caldwell
Michael Bless
Katie Sorensen
Matthias Kaelberer
Robin Stein
Laurie Johnson
Liza Williams
Rick Katz
Natalie Soper
Shelley Price Jennings
Jens Henrik Selin
Sarah Drilling
Cassandra Medina
Jeff Widom
Samantha Gross
Jennifer Bernstein-Hanlon
Lian Duan
Benjamin Ontl
Bryan Berlin
Thomas Blackwell
Jill Anderson
Jessica Reemsnyder
Neal Caren
Adam Midkiff
Lori Johnston
Chris Houghton
Brian Schuck
Dan Jasper
Ryan Harrington
Kelly Ritter
Tim Benson
Jan Porter
Mallory Stewart
Emma Ranalli
Rachel Wilson-Stucke
Todd Akers
Anna Goorevich
Richard Stephani
Lauren Antonich
Raleigh Anderson
Rachel Stang
Diamaris Marte
Jake Ender
Emili Woody
Dustin Fay
Emily Gresbrink
Dawnette Scott
Molly Szeman
Chris Barone
Brock Anderson
Lindsay Laskovic
Leah Graf
Mary Lahammer Flynn
Audrey Kiefer
Michelle Morse-Wendt

Daniel Tejtel
Dorian Haro-Gonzalez
Luis Alberto Chavez Mota
James Medcalf
Rylan O'Brien
Jeff Smith
J.P. Heisel
Matthew Bickert
Uplift Forever
Diego Lurati
Mallory Sepler-King
Stella Lawson
Haley Chartier-Hanson
Leon Sprenger
Alicia Ranney
Lisa Butler
Emily Odland
Kathleen Pelkan
Sarah Callaghan
Shawn Goodspeed
Chris Paff Shenoy
Shreya Shettigar
Douglas Vandewarker
Alice Hewitt
Julia Miglets
Lisa LaBrunda
Jean Freeman
Caitlin Brown
Katie Lingras
Christopher Chapman
Jen Stone
Heather Karls
Adrian Chavez
Jenna Held
Kellis Ward
Sam & Kiernan
Catharine Ackerson
Eric Pothast
Lindsay Kvasnik
Nate Mettille
Leigh Mandt
Erin Townsend
Rachel Eclov
Melissa Skelton
Joseph Weirather
Billie Hopkins
Max Liebl
Nicole Scommegna
Amy Davis
Matt Jones
Abir Majumdar
Nikki Jung
Angela M Murad
Chris Rollings
Jessica Shunk
Lee Plott
Diane Walton
Jason McWhorter
Shana Cook
Olivia Finster
Sophia Wozniak
Michael Russell
Joel Kaskinen
Kaleb Olson
Ashley Olson
Tracy Overstreet
Megan Towner
Caroline George
Jan And Mj Donnelly
L Isa Lehman
Janai Moore
Kylie Godfrey

Allison Warren
Katherine Stahlhut
Kathleen Murray
Maria Lazaro
Dylan Jayawardena
Isaac Mann
Laurie Aaronson
Eric Sorenson
Neville Eclov
Carl Mc Gilbert Jr
Steven Kalberg
Maddy Monday
Paula Bach
Ken Harris
Gordy Moore
Susan Harris
Michael Nordby
Gavin Castaneda
Darrin Gee
Ryan Vollbrecht
John Gerlach
Leanne Hyde
Ellie Soskin
Brian Michalak
Sarah Teters
Melissa Bosem
Frankie Coffman
Kelsey Crawford
Clayton Wright
Heidi Hanson
Phil Denton
Thomas Gajeski
Jacob Kinney
Paige Johns
Dana Hecht
Adam Wells
Rachel West
Erin Ohare
Emma Oelkers
Marisa Gaona
Alex Sahim
Laura Schultz
Mich Berthiaume
Maddie Kerch
Catie Michaelson
Steven Sawyer
Jeff Purdy
Kevin Li
Sara Elizabeth Rangel
Sydney Epema
Ella Mitchell
Ellen Welter
Steve St. Jacques
Bryant Stockton
Brooke Gall
Scott Mahon
Sheila Oldershaw
Kevin Lawson
Adam Readinger
Curtis Blackley
Karen Moore
Roey Hadar
Katie Svidal
Trevor Stephens
Ron Anderson
Chad Hermanson
John Zwier
Megan Surly
Micheal Foley
Jacob Woodbury
Emily Prawalsky
Jill Robinson

Lan Yan
Katie & Jerry Simon-...
Amy Bearden
Christopher Beiswanger
Katelyn Yoch
Kyle VanderPlaats
Debra Newel
Kevin Smalley
Matt Pinkham
Brad Moser
Melvin Carter III
Andrew Nelson
Tim Reges Jr
William Hardy
Steven Toomey
David Gass
Doug Christensen-...
Michelle Breaux
Kevin Evers
Kara Clark
Alison Hertog
Matt Lurken Tvrdik
Todd DeWitt
Andrew Johnston
Alexis Wright
Vanessa Vaughn
Christine Jones
Forrest Steinhoff
Katie Ramos
Amanda Kimmey
Megan Voos
Kate Tesch
Makalah Lee Bivens
Christopher Knotts
Jordan Jackson
Madisyn Backmann
Shawnda Horn
Heather Maxwell
Devrice Brown
Glen Hatchell
James Sheridan
Will Waldman
William Hunstock
Gabriel Jaramillo
Elizabeth Mankey
Keshia Stroud
Jim Sias
Rachel Calvert
Ellen Villa
Gregory Britt
Scott Perry
Linda Driscoll
Tara Madia
Colan Boggess
Kate Gjerstad Howd
Sheila Powers
Amanda Brodhag
Samantha Stahlhut
David Lambert
Adam Mintz
Michael Jamnick
Matt Bourque
Daniel Itzkowitz
Matthew Kane
Margot Smith
Ryan Smeltzer
Christine Desnoyers
Jeffrey Dame
Stephen Turnbull
Chris Lazinski
Julia Heneghan
Karne Newburn

Rachel Kerber
Emily Heinis
Datha Harrison
Steven Bailey
Joe Runkle
Nathan McCann
Amy Seese
William H Beierwaltes
Lisa Whalen
Joe Shapiro
Steven Merino
Kristi Hemmer
Kathy Fiscus
Andrea Quanbeck
Christy & Zack Schwartz
David Willis
Ann Lundy
Joris Sohie
Catherine Neuschler
Melissa Wenzel
Megan Raspel
Andrew Hogg
Julie Beltz
John Tetrault
Ashley Wheeler
Sara Thimmesch
Libby Larson
Cristina De La Cruz
Michael C
Peter Farley
Jose Retamoza
Julie McGlincey
Shawn Seaks
Amit Bhargava
Meredith Westin
Anne Jin Soo Preston
Kristin ONeill
Chris Babiash
James Baez
Rachel Renae Goettl
Amy Cox
Chandler Robles
Lisa Dybvik
Jaclyn Hoey
Joseph R. Wrzesinske
Raj Subramanian
Megan McGuffee
Nicholas Cummings
Jen Dullum
Carolyn Link
Kate Thompson
Joshua Wenck
Jordan Delmundo
Amy Yates
Michelle Krone
Steven Rennau
Renee Sawyer
Ida Kane
Tom Baumgartner
Benjamin Rattle
Inigo Monreal
Anders Hansen
Meredith Apple Elkins
Emily Chavez
Matt Lorentz
Alex Gibson
Lee Ann Rasachak
Ryan Scott Cooke
Elizabeth Melby
Carolyn Kampa
Garrison Kiefer
Robert Halberg

Becky Smith
Karla Franke
Kevin Swanson
Jennifer Gorman
Wyatt Determan
Margaret Keith
Carrie Howe
Pat Schellenberg
Hannah Rector
Sean McConville
Andrew Pitts
Amy Wulff
Mark Brose
Eric McCabe
Guy E Sederski
Jay Revering
Judy Harpenau
Aurora Toth
Mark Stuart
Kendra Fallon
Joseph Pezzula
Maxime Carrere
Ayannah Isaacs
John Meyer
Jeni Knutson
Jeanne Fondell
Kristin Arntzen
Sara Love
Melissa Puglisi
Craig Batzler
Talia Camarena
Mark Olson
Regina Wagner
Sarah Zierhut
Mike Sake
Ronald Herem
Joseph Giesler
Sarah Beggs
Sean Herring
Kaia Sievert
Charlotte Appel
Emily Myatt
Julie McDonough
Andrew Beck
Trent Witz
Seamus M Ott
Clara Hance
Mai Yang
John Law
Krissy Wright Quinn
Scott L Demeranville
Ashlee Cherne
Meagan Weber
Jeanne Dingman
Tim Deans
Justin Layman
Katie Friedland
Abigail Svihl
Brooke Dokken
Victoria F Hill
Rob Petterson
Heather Guibert
Chris Crosby-Schmidt
Kristen Pavelka
Brian Foy
Christina Settimi
Jarred And Brianne...
Jill Christianson
Josh Senso
Christine Sarkes
Zachary Keim

Stephanie Shea
Jon Otis
Corey Sebens
Jon Voth
Keaton Carlson
Leah Guenter
Joseph Reese
Alyssa Miller
Anna Jennerjohn
Bradley And Lureen...
Jen Hubbs
Jim And Lisa Edyburn
Mackenzie Kelley
Sara Frisco
Penny Faulkner
Brian Riley
Robert Marley
Nicholas Turner
Claire Wegener
Rachael Harbort
Kirk Wahlstrom
Mike Beckstrand
Rick Gorman
Brent/Terra Swisher
David Spencer
Colin Calvert
Tiffany Roles
Moe Sadique
Jacob Heninger
Matthew Lowenbraun
Dana Stack
Lisa Thompson
Omar Cabral
Edwin Marquez
Rebecca Yale
Shane Ellanson
Jay Jansen
Kristina Heggedal
Laura Socwell
Colleen Goodrich
Jennifer Swalboski
Logan Rieger
Jacob Schultz
Stephen Goldsmith
Justin Cook
Jeffrey Lind
Ashe DALLY
Teresa Petersen
Ginger Radke - Erika Fortin
Kevin Incitti
Kyle Donahue
Steve Lindley
Thomas C Ortmeier
Nikki Ibis
Galina Megits
Ruth Severson
Anne Carroll And Bruno...
Steph Jacobs
Peter Doely
Dan Marino
Kelly Chandler
David Gamache
Caitlin DeVos
Kelsie Moch
Jackson Smith
Laura Irons
Kevin Hannegan
Mark Buchholtz
Henry Ng
Megan Corey
Jori Shore

Mary Margaret Hennessy
Erica Borst
Nick Peterson
David Steven Kantola
Sarah Thompson
Debbie A. Frank
John Reynolds
Kellen Christensen
Kendra Henry
Jaime Gearhart
Andrew Strom
Amanda Volden
Lorena Monzon
Gordon Knoblach
Alex Willi
Michelle Greig
Ariel De Leon Montes
Nick And Adriana Temali
Carlos Rodriguez
Ryan Osgood
Jodie Becker
Craig E Blake
Bryan Lechner
Andrew Sherburne
Dr Jess Rowe
Angela Wood
Karen Kingsley
Bridget McDowell
Dan Kosanda
William Brian Repko
Thomas Gort
Alyssa I.
Joshua Heim
John Kinsella
Charles Mihaly
Dan Heinecke
Jake Nelson
Mary Stainbrook-Tri
Nancy Ceronsky-Theis
James Stuart
Crystal Klein
Jeff Petersen
Beth Dahlman
Tasha Hill
Monica Tarantino
Andrew Klanderud
Sarah Pitzen
Kara Evenson
Erin Aarestad
Chris Nietupski
Neil Goodspeed
Drew Turro
Katie Jarvi
Kimberly O'Conor
Melanie Nietupski
Jane Hartwig
Anna Rajdl
Kevin Anderson
Ellie Jackson
Allyson Hart
Elizabeth Lawrence
Julia Monica Steivang
Megan Lukonen
Susan &amp; Tiberiu Weisz
Todd Carlson
Mary Pichotta
Caitlin Scott
Danielle Pérez-Gazitúa
Cara Cruzen
Ben Calkins
Daniel Schroeder

Andrew Mangan
Matthias Weigel
Samuel Nordstrand
Daniel Findsen
Allison Wolfe
Gary Christianson
Nicholas Vanarelli
Brad Weber
Katie Patterson
Marilyn Coulter
Nathan Guy
Jim Casper
Austin Brown
Matthew Hertzog-Rundle
Brittney Carlson
Kelsey Groebner
Nathan Johnson
Deb Strayer
Anastasia Rose Bolton
Peggy Dora Kuempel
Madeline Hammer
Elizabeth McVey
Jonathan D'Albertis
Stephanie Johnson
James P. Orella
Benjamin Dipple
Marcus Carrigan
Brian Johnston
Monica Keenan
Lonnie Mesecher
Ryan Morgan
Nelle Tokheim
Jennifer Lucke
Allison Byron
Matt Stait
Cindy Saarela
Brian Borman
Al Zdrazil
Lee Hinman
Eric Dickinson
Joshua Weed
Corey &amp; Holly...
Erin Green
An Nguyen
Stefan Wenc
Amy Koppel
Christina Wiech
Troy Nelson
Daniel Nguyen
Blake McReavy
Ewa Zakrzacki
Thomas Enget
Kirsten Moran
Elizabeth Ihekoronye
Tony Lopez
Kevin Hansen
Sadie Knickrehm
Matt Wells
Christine Dorgan
John Piscitiello
Jessica Titus
David Maas
Jack McFarland
Christi Opseth
Heather Gehrke
Logan Julstrom
Sam Machmeier
Carl Atiya Swanson
Julie Vigness-Pint
Carrie Decker
Cathy Harrison

Jeremiah Mans
Jennifer Greig
Bill Grau
Susan B Wright
Ted Davis
Zak Buffington
Mark Luger
Joshua Wells
Albert Gambino
Ann Curoe
Jim Stephan
Dominic Detwiler
Aaron Hofstedt
Beth Giesel
Fatma Sheekh
Brian Morell
Tom Graves
Linda Laumb
Kelly Fidgeon
Charlene Nelson
Peter Toll
Sarah Parr
Dylan Adams
Catlin Hedeman
Anne Page
Tracey Beaver
Louise Ouradnik
Andrew Sorge
Melissa Maurer-Jones
Ted Yoch
Jill Pavlak
Rene Diaz-Rosas
Mireya Turk
Erin Kanuha
Jessica Behrends
Patti R Richardson
Samuel H.J. Schultz
Michelle Clements
Jayne Reynolds
Cherilyn Wicks
Brian Decker
Kevin W Parker
Meredith Hilgeman
Paul Tuite
Daniel Borgertpoepping
Baubak Azar
India Burton
Janet Hawn
Jeffrey Wehrman
Wilfredo Dominguez
Asha Moreland
Maria Hidalgo
Charles Green
Hannah I
Amy Ellenberger
Megan A. Linehan
Ann Schattenberg
Samantha Mac Donald...
Sarah Munson
Grant Gibson
Lisa Theis
Nikolay Megits
Joe DeLisi
Jon Knutson
Sarah And David Landt
Matt Scroggins
Kelly Volk Kirk
Ryan Schmidt
Andrea Dahly
Patricia Mulcahy
Nick Quinn

Shaylene Waterer
David Weber
Rexsor Gonzalez
Eric Schuck
Hannah Stephan
Gabrielle Maginn
Aaron Holzman
Justin Fefer
David Gresko
Kevin Gordon
Sharon Lundquist
Thomas Schink
Allison Granos
Eric Weber
Ethan Hinton
Nate V.
Marcus McDonald
Melea Mcfall
Andrew Punch
Steven Christenson
Matt O'Donnell
Megan Morrison
Alex Stoppel
Jason Young
Matthew M
Sarah Wein
Brittany Michelson
Daniel Roach
Andrea Privratsky
Jason Gassel
Meredith Lutz
William Neumann
Bryant Jones
Lacie Matthews
Breahna Giles
Samantha GS
Bill Kuhlmann
James MN
Matt And Amy Mellinger
Jason Lemieux
Brekke Quade
Eric Rowekamp
Jack Swanson
Jessica Malone
Kathryn Caskey
Chloe Kruse
Ira Pollack
Angie Lindberg
Erin Dingman
Jonathan Chase Goldstein
Gretta Stritesky
Jenny O'Connor
Nick Woolf
Donna Kenny
Kevin Friedland
Mary Varian
Jennifer Skiba
Rebecca Kes
Thomas Fendt
Aaron Zierdt
Ka Vang
Jude Kovan
Adam Peterson
Colin Doms
Jitendrapal S Kundan
Sean Zeller
Molly Leutz
Connie Meyer
Glen Carpenter
William Cook
Debra Johnston

Michelle Jolin
Regina Young
Ann Machmeier
Cindy Kuehl
Alicia Pedersen
Jennifer Moore
Jared Kaltwasser
Linda Dobratz
Yung Lu
Ryan Siverson
Michele Gitzen
Brandon C Radatz
Eric S Brenneman
Brian Thomson
Edward Larson
Tyler Clark
Brett Ahlgren
Lauren Rieger
Erik Vorhes
Jeffrey Kuhn
Guy Perera
Martha Matsumoto
Kimberly Berger
Tanner Carlson
Megan Hill
Travis Brouillard
Greg Margolis
Rachel Johnson
Max Traynor
Jerry Gale
Nicholas Schaub
Elizabeth DeVries
Daniel Elias
Ari Hillman
Christopher Mitchell
Parker Holmboe
Alexander Cervantes
Mary Dye
Alyssa Graham
Andrei Matetic
Suzanne Perry
Caitlyn Stenerson
Aaron M Vanderwall
Tina Pfau Gonzales
Max Champa
Porfirio Godinez
Kendra Arnold
Andrea Jachman
Kathleen Olsen
Lowell And Judy Carpenter
Shaheed Shihan
Cameron Klotzbach
Eric Engel
Dale A Engelhardt
Scott W Racine
Jason Teiken
Lisa McCarston
Cameron Green
Misty Scholler
Brian Catrine
Chelsey Seawell
Ashley Skwiera
Tom Schmidt
Adam Connolly
Rachel Panner
Mc Kenzie Arbeiter
Morgan Schmidt
Jenessa White
Matt Simoneau
Steve Lilly
JB Little
Amy Dawson
Andrew Carney
Katie And David Aafedt
Brianne Theisen
Janet Bomar
Robert Lahr
Blake Schultejans
Kathleen Thersleff
Mk Verdun
James Crist
Margaret Church
Sam Rosen
James Crowley
John Mason
Michael Dominowski
Mary Seefeld
Toni Lozancic
Antoinette Mula
Laura Bigirindavyi
Gretel Stern
Thomas Case
Bruce Drewlow
Lauren Wade
Barry Abblett
Katie Channing
Angel Ingles
Mark Bennett
Lindsay Giese
Kristofer Scheid
Craig Larsen
Elizabeth West
Nicole Kaplan
Lizzie Merrill
Jeffrey Peters
Christine M Johnson
Leigh Finke
Ian Kantonen
Andrew Spence
Terry Johnson
Ed Dohm
Bryon Hoerner
Alyce Eaton
Conner Simms
Greg Holker
Anastasia Smolenski
Aaron Huisenga
Schyler Manning
Daniel Giabsuer
James Porter
Maxwell Fuller
Brooke Nelson
Amy Thompson
Ryan Webster
Melinda M Nielson
Addison Zingler
Brent Boehner
Jane Neafus
Anna Smith De Yoma
Gregg Giza
Brian Nacey
Paul Maravelas
Clare Koppel
Paul Merritt
Mark Ivory
Juan Sebastian Gomez
Abby Greene
Alex Merk
Dean S Anderson
Peter Horstman
James Fuschetto
Caitlin Pallas
David Hird
Jackie Howells
David Green
Chris Maier
Zanna Jackson
Brittany Thorson
Brian Hon
Jacqueline M Ball
William Olson
Joel And Susan Shobe
Chris Martin
Dean Anderson
Deborah Berg
Maggi Heyer
Amy Conners
Sam Awad
Bruce Erickson
Zachary Galo
Sara Fehresti
John Feldbruegge
Nolan James Carlson-...
David Sotro
Bethany Hyde
Lisa Martinson
Kristine Niznik
Anne Becker
Eddy VUONG
Britt Okland
Bryan Strawser
Lynn Baldus
Adam Struck
Darrell Drentlaw
Patrick Verdeja
Kate Heider
Ann Davy
Paul Anderson
Jason O'Keane
Fiona Donnelly
Ryan Yoch
Josh Burke
Jeff Mangen
Dennis Jolley
Michael Varnado
Bilal Hyder
Michael Kinsella
Elizabeth Dillon
Phil Kaasa
Anthony Pignataro
Jeffrey L Blackburn
Steven Walker
Michelle McGovern
Samuel T Neisen
Tim Knight
Emily Skogseth
Nick Lenzen
Laura Schmitt
Sydney Sweep Bauman
Tammy Lauer
Brett Danielson
Valerie H Arnold
Erin Murphy
Jennifer Brown
Joshua Jurss
Michelle Weinberg
Jeff Vinje
Diane Gobran
Aaron Berktold
Cooper Olson
Andrew Hallman
Andrea Leah Anschel
Sasha Yunginger
Samantha Chapman
Dave Zastrow
Joshua Pugh
David Herem
Mark MacLean
Alex Pendar
Kristen G Marttila
David Malenfant
Ben Nottleson
Sandra K Radeke
Tara Thompson
Elizabeth Warner
Sofia Ingersoll
Carole Mette
Robert Kipping
Ian Dees
Josh Forsythe
Michelle Lobsinger
Douglas Silverman
Georgia Cloepfil
Fabian Reyes
Turquoise Phillips
Chantelle Rasmussen
Samuel Aaron FRY
Cassondra Diemert
Scott Campbell
Michelle Hensley
Keith Dahl
Traci Jasperson
Stephanie Fore
Lisa Maloney-Vinz
Caleb Gochenour
Kathryn A Becher
Sarah Goodspeed
Debra O'Fallon
Kyle Wagner
Abby Lown
Steve Morris
Eric Hanson
Nancy Dorsa
Patrick Tanis
Peder Smith
Mckenzie Dickerman
Rupesh Sharma
David Van Riper
Kate Ellingsen
Garrett Garcia
Eric Pleiss
Sami Banat
Trey Bates
Deanne Roquet
Greg Rogers
Daniel Bubna
Theresa Hartson
David Bloomquist
Korla Masters
Matthew Worsfold
Joshua McKay
Jake Verdoorn
Zachary Forschler
Danielle Flora
Brandon Hundt
Michael Logan
Mary Kunesh
Elizabeth Isabelle Harder
Heather Gibbs
John Urciuoli
Mark Fangmeier
Nicholas Ryberg
Melissa Johnson
Reed Smith
Rebekah Fawcett
Matthew Lindorfer
Maxwell Page
Gregory R. Smith
Eric Incitti
Marie LaVictoire
Anthony D George
Yannick Lesaout
John Ramos
C Hawkey
Karen Paulsen
Gabrielle Granger
Laura Elizebeth Walker
Bj Millard
Chayci Peck
Peter Yuen
Roger Ahlgren
G Yang
Matthew Morrow
Thomas Fraher
Marissa Lee
Walter Dobgima
Thomas Childers
Colbey Haney
Wilson Maceno
Ryan McGary
Seth Treptow
Nick Mark
Mary Hansen
Mike Brandes
Lindsay Amys-Roe
Gage Zastrow
Michael LeBoeuf
Ron Roiger
Sam Mattson
Erin Maidl
Ryan Smith
Edwin Stockmeyer
Lauren Nielsen
Emily Ojambo
William Childs
Ariah Fine
Sophia Thompson
Ann E. Greenawalt
Betsy Fisher
Danny Charles
Casie Siekman
Dan Flo
Michael And Phyllis Mobley
Adam Dill
Emily Corn
Nick Braun
Matt Johnson
Lee Cutler
Bob Peskin
Daniel Justesen
Anton Schieffer
Daniel OGara
Christopher Robin...
Katy Gerdes
Jacob Jurss
Nathan Lueth
Matt Callahan
Joel Munt
Dawn Ledin
Adam Copeland
Becki Iverson
Bruce Mcguire
Caitlyn Cole
Robert Reed
Katelyn McLean
Marcus Rubenstein
Ian McLellan
Preston Ryan
William Carpenter
Andre Deckrow
Josh Harrison
Julie Kamps
Ioannis Nompelis
Ann Hon
Tim Fredrickson
Brian C Carlson
Olivia Wynn
Andy Smith
Danya Brown-Castro
Rob Drewelow
Matt Marotta
Anna Jeanne Schliep
Rebecca Mitchell
Genry Moncada
Bryan Lao
Shahida Jadran
Michael Tillman
Mark T Swanson
Noah Saiah
Jake Borgerding
Faisa Ahmed
Andrew Bruski
Mitch Rhoads
Renae Coddington
Andrew Lind
Marcus Ebenhoch
Alexandra Ciaccio
Paul Malcore
Nick Grage
Christine Foley
James Matuzak
Tracy Perlman
Christina Klancher
Hannah Bowlin
Cory Anderson
Kathryn Offerdahl-Joyce
Alex Aguirre
Paula Allan
Alexandra Larkin
Jason Polinder
Lauren Smith
Jean M Holewa
Brenda LForest
Haley Safranski
Brenda Loendorf
Janine Sieja
Renee Miller
Jo Dee Williams
Meghan Klasic
Adam Bates
Kelly Kohlbacher
Wyatt Nolan
Mike Shields
Frank Josh Eha
Jerry Van Cleave
Kathy House
David Zeller
Betsy Minion
Andrew Vitek
Scott Viar
Gretchen K Spear
Cheryl Ann Leitschuh
Sam Richie
Katrina Croft
Erin Bowley
Melanie Peterson-Nafziger
Matthew O'Dell
Linden Weiswerda
Donna Lynn ORGERON
Ashley Bliskowski
Kylie Adams
Catherine Larson

David Kelly
Sterling Kowalski
Robert Shuman
Travis And Andrea Baxter...
Drew Johnson
Diane Karp
Danielle Lilly
Dustin Fedie
Jeffrey Smith
Hope Walburn
J R Lopez
Robert Rojas
Dan Sundquist
Matthew Olson
Stephanie Christianson
Khou V
Megan Ritchie
Timothy Michael Payton
Kyle Greene
Anita Chavez
Debra Noll
Seth Bomber
Jack Leverentz
Corey Falls
Jake Dingman
Kris Anderson
Mike Konietzko
Abrham Desta
Michael Gilbert
Joyce Paxton
Andrean Lynch
Gianna Belcastro
Phillip Hutcheson
Bogdan Mihalache
Stephanie Heier
David Schmitz
Katelin Grote
Bryce Siemback
Steph Karpinski
Clara Schiller
Sarah Schnell
Joe Mau
Johannah Braun
Mary Quinn McCallum
Sam Johnson
Angela Fulghum
Kyle Nosbisch
Ryan Hatcher
Charles Sawyer
Juscha Robinson
Kim Mueller
Philip Freeburg
Diane Strand
Jean Marie Koppes
Korey STRAUS
Damon Shoholm
Trisha Prescott
Benjamin Zamora-Weiss
Ryan Larson
Kelly Herrera
Michelle Ridder
Barbara Joers
Lisa Arnold
Jessica Swiontek
Kristine Bwonda
Sarah Charai
Kelly Shea
Deanne Beaudet
Liliann Mueller
Anne Swearingen
Jean Giebenhain

Julian Andrews
Megan Fredin Bolduc
Errol French
Lesley Ryder
Alissa Kaasa
Matt Axelson
Jessica DeWeerth
Mark Sleiter
Alicia Herczeg
Anika Taylor
Grant Rykken
Austin da Luz
Sara A Soli
Jacob Edholm
Scott Gohmann
Megan Verdeja
Todd Lindblom
Phyllis Hildreth
Brett Haider
Pamela McCurdy
Amanda Ramirez
Dylan Russell
Pierre F Laban
Jaclyn Buechele
Risa Isard
Manny Munson-Regala
Emily Gerbner
Brian Karpen
Jessica Briggs
Belinda McClelland
Nia Gier
Andrea Swanberg
Margarita Cultu
Alexander Burton
Amy Kondziolka
Karl Holloway
Janet Frisch
Kim Davis
David Stebbins
Brian Mylerberg
Jill Munsinger
Thomas Kachelmacher
Tim Braun
Cass DuCharme
Chris Elliott
Nathan Fox
Louise Bliss
Kathy Morse
Jennifer Schaufele
Sean Murray
Kathleen Lohmar Exel
Douglas Schroeder
Carol Rachac
Matt Freechack
Kelsey Chapman
Naman Atreya
David Deardurff
Rose Lacher-Hall
Jeffrey Abrahamson
Lauren E Johnson
Andy Nordin
Janna Pulver
Michael Minor
Susan Elayne Stokes
Eglantina Zingg
Michael Brinkman
Donald Lovstad
Bill Boulger
Mike Nevergall
Katherine Parkhurst
Aaron Holm

Joshua Ruhnke
Thomas Weber
Heidi O'Connor
Brian Bochman
Kerri Rivers
Lanica Klein
Drew Hamm
Michael Engelhardt
Ben Pierson
Tonya Jones Faundeen
Lindsay Bacher
Christian Sanchez
Jenna Hutchinson
Patience Osuorji
Abby Kangas
Tom Hein
Jason Grigsby
H Mathieson
Jesse Lickel
Luke Teigen
Suzanne Hove
Ellen Vander Linden
Peg Hilbrands
Ferrol Rome
Jayson Krebsbach
Mike Guillou
Joel Weingart
Maria McCullum
Damien K Nichols
Mark McCormick
Michael McCarty
Sara Cedars
Dallas Sessions
Rob Baker
Jori Shore
David Thurston
Andrew Norell
Mike Guild
Kelly Rodieck
Pedro Quintero Espinoza
Elizabeth And Michael...
Aruna Rao
Adrienne Lemberger
Kaiya Sygulla
Paul Omernik
Colin Fenwick
Dominica Stewart
Robert E Becker
Peter Hundt
Laura Brown
Janet Hughes
Vincent Trotter
Doug Thayer
Julie D. Townsend
Mark Shanley
Olivia Kack
Michelle Roman
Michelle Ahrens
Katharine Rauk
Erin Gondeck
Artika Renee Tyner
Bryn Chambers
Katie Eayrs
Sean O
Selina Ali
Siew K Cher
Michael Paddock
Kia Flo
Christopher Foote
Morgan Truong-Waldorf
Chelsea Pettit

Mark Abbott
Vicki Krebs
Sarah C Meyers
Mary Montague Supina
Jessica Ryman
Burton Hedstrom
Brent Wirth
Heather Kerswill
Christopher C Cole
Sarah Swafford
Nicolas Martinez
Noah Goldsmith
Joanna Woolman
John Ward
Kate Berryhill
Kim Jordan
John Udland
Pamela C Wright
Flannery Clark
Daniel Giesen
Nick Sarnicki
Lisa M Ramsden
Susan Hayward
Bailey Boraas
Sarah Jansen
Ernest Odom
David Menk
Scotia MacNeil
Anne Wigdahl
Jake Hoverman
David Fandrich
Aaron Leuer
Ransom Bauman
Drew Missureli
Vanessa Nordstrom
Christopher Krajnik
Mark Levine
Michael And Chelsea...
Joshua Hagan
Stephanie Mackenthun
Michaela Smalley
Laura Huiras Ziegler
Justin M Oakman
Ben Krouse-Gagne
Paul Olson
Harry Appolon
Barb Voit
Jeff F. Opitz
Sonya C Newenhouse
Joan Gunderson
Rob Shellman
Amy Bakken
Dermott Norman
Grace Kearney
Megan Sticha
Joseph Kalla
Anne Krisnik
Corey Zoladz
Cole T St Arnold
Alex Shepler
Suemi Tuttle
Allison Lipsher
Diane Murray
Carol Frisch
Chris Troutman
Cindy Backlund
Pablo Siqueiros
Robert L LAUER
Stacey Meath
Jamie Bradfield
Max Simpson

Daniel Haberman
Malcolm Halliday
Nancy Morales
Kathleen Clark
Kristi Olson
Gregory Karp
Robert Little
Neal Logan
Andrea Gorrilla
Anthony Scinicariello
Sara Wegmann
Kelly Fitzgerald
Sophie Norman
Pamela A Ungericht
Jody A Collis King
Brett Hunter
Parnell Anderson
Mary Beth Barry
Gregg Curtis
Mai Anh Kapanke
Emmalee Johnson
Christopher Powers
Libby OConnell
Katlin Okamoto
Amy Hutchinson
Emily Moeller
Ian Belter
Michael Benson
Marissa G
Upasana Sunil Arvindam
Terry Lee Rausch
Patrick Hynes
Elizabeth Makarewicz
Lance and Katie Mathis
Chris Swendra
Alec Ackmann
Jason VerHelst
Ahroon Yoch
Chris White
Tim Holtgrewe
Jarrett Parker Yehlen
Angie Reid
Heidi Kamrath
Alexandra Kendall
Rich DuBay
G. Louise CARPENTER
Caitlin O'Fallon
Michele Wood
Matthew Schmitz
Linda Skoglund
Laura Lee Moffett
Melissa A Coleman
Elizabeth Norman
Kelly Wheaton
Taylor Nardinger
Patrick Jeppesen
Kristin Pyka
Mc Kenzie Mulder
Lydia Lui
Krista O'Connor
Ryan Corcoran
Heather Simmons
John Gerlach
Diane Anderson
Nichole Tiggs
Alex Hennen
Julie Hamilton
Michelle Bell
Andréa Rainy
Tim Erlin
Christopher Boys

Angela Jesse
Cory D Meyers
Erin Bryan
James R Gearhart
Andrew Lilly
David Ohmann
Clare Cloyd
Elena Leomi
Elouise Lilly
Christian Fitchett
Abby Conover
Aimee Allison Hein
Susan Vandenberg
Andy Johns
David Slifka
Elizabeth Kruger
Travers McEntyre
Bob Williams
Maureen Shea
Matthew T Segura
Rosa Marroquin
Jason Trebilcock
Jessica Jacobson
Chee Y Vang
Sandra Johnson
Troy Karkula
Lani Silversides
Gordie Loewen
Dustin Hoffman
Anne Beaton
Caroline Crinion
Janine Marderian
Jamie E Perez
Rose Letofsky
Brigid Riley
Scott Kuhlman
Michael John DeCicco
Libby Zimmerman
Lisa Trachsel
Mac Ideson
Raul Garcia III
Jane Gerber
Harry E Clow III
Chantal Springer
Isaac Dvergsten
Lee Evans
Danny Nelson
Tracey Kimball
Corbu Stathes
Amy Westra
Richard HOLWEGER
Dennis SENNE
Michelle Keohane
Jen Dolen
Carolyn Kalter
Alison A Madson
Elizabeth Schmiesing
Kara Dahlberg
Maria Isabel Mancilla
Bo Thao-Urabe
Casey Carmody
Dan Menk
Linnea House
Alyssa Landberg
Gena McCannon
Kenwon Tran
Laurence Reszetar
Bryan Wallace
Nick Thomarios
Ashley Northey
Steven Sickmann

Jerry Comeau
Wayne Winkel
Erik Bryz-Gornia
Maggie Schultz
Connie Hammje
Joanne Peterson Mbagwu
Mark Wilbur
Geoff Roth
Ann Li
Matrika Bailey-Turner
Joanna Leine Krebs...
Kaija Pellinen
David Vetter
Bryan Osmonson
Teagan Josie McLinn
Marissa Thomas
Deborah Roiger
Gerald F Uhlig
Megan Gulik
Keiko Sugisaka
Charles VanWynbergen
Josiah Kamande
Scott MEEK
Colin Nowling
Brenda A Heitkamp
Tanner J Schuldt
David Olson
Angela Dusold
William E Hunstock
Andrew Koch
Daniel Pollock
Charles U Ihekoronye
Mitchell Parker
Debra Welken
Janelle Hennessey
Craig Sievert
Erica Mauter
John Pollard
Sara Thurber
Karen Birkeland
Jeannette Yambing
David Hakes
Dustin Sullivan
Laura Merritt
Craig Komanecki
Ramona Ruppert
Trentan Daley
Tammy Hutter
William Hagens
Cameron Reed
Benita Dieperink
Christine Bremer
Taylor J Weness
Jeremy Scheller
Gregory Ripley
Julie Tennessen
B2 M2 Investment Club
Kathryn Offerdahl
Jill Renslow
Stephanie Paasch
Sean Carnahan
Jess Glover
Duane Allen Bishop...
Aaron Wells
Seth Goodspeed
Patty Rodriguez
Kathryn Brownberg
Brian Fons
Kirsten Romness
Anna Overbo
Daniel Nejfelt
Adam Fisher
Lucie Passus
Rebecca Chabot
Charleston Azonwu
Sean M. Martinson
David Martinelli
Christopher Thomas
David Guggina
Andrea Martin
Erin Chambers
Jason Rivers
Rebecca Everman
Kathryn Knippenberg
Nicole Heller
Scott Ickes
Varda Nauen
Mary Drabik
Lexie Kennedy
Cameron Olson
Mikhail Ledvich
Paul Kaefer
Martha I Palomino
Alyssa Stevenski
Le Spencer Walker
William Anderson
Paula Gilbertson
Kevin Goodno
Eric Bornholdt
Sarah Youngerman
Maria Ihekoronye
Namibia Little
Anne Swanson
Nathaniel Naranjo
Joan Murphy
Emily Jacobson
Craig Martin
Josh Rieger
Jeffrey S Margolis
Emilie Falc
Emma Gardner
Eva Hadjiyanis
Devon Alexander
Jill And David Davies
Olivia Kozicky
Olivia Snyder
Andrew Kahl
Jennifer Vitale
Dumas Theodore
Vanessa Hafften
Dylan Sides
Garth Hickle
Kelly McClellan
Charles Brooks
Gary &amp; Donna Sloan
Lisa Lindesmith
William Sou
Amanda Heyman
Rich Harrison
Michael Keller
Katie Beck
Julie Redlin
Salim Louanjli
Camryn Rintoul
Mary Schmidt
Melissa Sue Mayo
Lauren Patrowsky
Sara Rosenblum
Riley McGlynn
Dan Ness
Geir M Randen
Greg Simmons
Abraham Eyman Casey
Calvin P Verlette
Daniel Higgs Matzner
Kendra Ryder
Chizoleston Azonwu
Angela Karn
Heather Weems
Jeff Friedl
Michael Kilkelly
Michael Fogarty
Jonathan Omann
Tom Karp
Alan Michael Dowling
Karen Scott
Jillian Clarke
Brandon Henry
Carl Schwab
Tyler Wehrman
Taylor Keane
Dave RINGQUIST
Michael John JAHNKE
Eileen M Helms
Dan Mallin
Benjamin Exley
Susan Christiansen
Judson Lohman
Erin Jorich
Harold Heinze
Nan Leekley
Todd Hyde
Angela Haeg
Jacob Singer
Justin DeMois
Jeanie Brever
Jeff F Opitz
Karen Powers
Jeni Henry
Brenna And Austin...
Lauren Guibert
Scott McDonald
Phil Platt
Maurizio/Gloria Tava
Jessica Johnson
Joy M Hanneman
Darren Jensen
Cassandra Lynch
Kathleen Ikeman
Julia GILPIN
Timothy Horn
Vivian Ihekoronye
Alexander Schultz
Ryan Adams
Alexander Thompson
Richard Sobaski
Brett Schading
Tracy Berg
Rebecca Thompson
Eric Webb
Matthew Bauer-Yuen
Michael P Noyes
George Corey
Jerry Pinilla
Justin Leeper
John Palinski
Steven Bierfeldt
Alyssa Olson
Maximiliano Cervantes
Heidi Knaus
Mike Walker
Eli Knaus
Kourosh Motalebi Tsm...
Julian Naranjo
Vicki Bjerke-Schuur
Amanda Weinmann
Kere Valent
Meghan Reid
Shira Hauschen
Thomas Cole Ellingson
Jeff Sillman
Ellie Rohan
Jeff Davis
Jessica Buchberger
Melanie Seiser
Shawn Chambers
Alicia Smith
Kam Schmaltz
Thomas C Wald
Alan Eleria
David Welliver
Angie McIntyre
Francisco Guerra
Jason Jones
Abby Zennie
Terrie O'Sullivan
Robert Anderson
Marne Slack
Katherine Rentschlar
Thomas Carothers
Zachary Clifton
Geoff Wilson
Lindsey Barela
Renee Roy
Thomas Clark
James Carlson
Bailey Stoltzfus
Michael Becker
Megan Vincent
Joe Ferrentino
Michael Mattison
Emily Hamberg
Kate Whitby
Heather Maginniss
Jim Kowitz
Justin Hansen
Michael Alexander
Nick Boreen
Courtney Carroll
Dana Houck
Kris Gross
Shane Weber
Richard NICHOLSON
Ryan Peterson
Nick Wiese
Aimee Falkum
Ben Polzin
Sam Miller
Serena Cram
Trinh Kelleher
Gail D Tanner
Elizabeth Yang
Patricia THURMER
Michael Jefferson
Sydney Laciste
Lauren Richmond
Christina LaBrie
Lisa Wold
John Friend
Zachary Warren
Rebecca Biel
Jacob Knaus
Clark Starr
Anna Knaus
Cyndi Ortiz Taylor
Benjamin Goldstein
Paulette Frances Hurd
Sarah Tennessen
Katrina Gerenz
Joel Hahnke
Jessica Dailey
Tamara Bezdicek
Ashley Sinner
Allan Barzegar
Lynndaia Carey
Mohamed Elnabarawy
Matthew Kulhanek
Elizabeth Knoll
Jennifer Fabian
Maxwell Caya
Allison Cramer
Jennifer Melton
Robyn Craig
Brandon Long
Latique Greene
Patricia Krause
Joan Marttila
Sheila Kennedy
Frankie Lewington
Asher Michels-Allen
Gemechu Abdissa
Evan Mitz
Ari King
Chris Cota
Lori Lindsey
Kelsie Sargent
Jordan Crute
Charles Ihekoronye
Nick Katers
Miriam Figueroa
Allison Neuharth
Hue Vuong
Mini Jain
Callum Krause
Francesco Collia
Mia Kalter
Nicholas Rahrich
John Frazier
Jessie Keckeisen
Andrew Kveene
Christine Bjornstal
Claudia Preciado
Nitara Frost
Marie Kennelly
Paulo Nelson
Alexander Wojcik
Jeremy Rodahl
Katie Ramos
Megan McCabe
Julian White
Mary Shaddrick
Nancy Onkka
Josiah Grover
Beth A Funkhouser
Charles Hastings
Joseph Totten
Robert Ivanovich-Nuñez
Tisidra Jones
Danielle Steer
Christena Sipple
Janet McCarthy
Nathan Pentz
Jason Zarn
Ashley Nepp
Sonia Keeney
Mary McDonnell
James Schultz
Samuel Kokesh
Stephen Chu
Jacob Cabbage
Kaitlyn Schammel
David Effertz
Jon Phenow
Lorri Talberg
Rob Schleicher
Geraldine Rodriguez-Smith
Christy Pettis
Bonnie Holewa
Kate Brenner-Adam
Heidi Nelson
Justin Lerbakken
Andi Marston
Tony Sexton
Dustin Johnson
Emily Menk
Heidi Goettl
Sean Carey
Roxanne O'Fallon
Amos Johnson
Penny Spence
Nik Prenevost
Jennifer Horton
Shirley Gourde
Christopher Boyd
Amber Elstad
Lindsey Gustafson
Trent Wilson
Joshua And Tisha Colton
Caroline Parks
Lydia Ihekoronye
Bill Mogg
Mike Motzko
Mary Jo O'Driscoll
Gabriel Llanas
James V. Tennessen
Christine Satriano
Cassie Guttman
Laura Finch
Ryan Dahl
Sarah A Burgess
Alli Schneider
Sharon Geiger
Erica Bindas
Guyo Kotile
Brynn Sias
Kevin Erickson
Adrienne Padula
Hallie Martin
Sheyla Scholl
Amanda Mangan
Gisela Penilla
Anthony Peleska
Sara Vidmar
Jessica Mattson
Liz And Will Allen
Holly Conley
Hillary Birchem
Jacob Cunningham
Lauren Mark
Zëevi Becker
Rachel Haemig-Lehman
Christopher Demanski
Patrick Mahoney
Trevor Marshall
Alex Doty
Kalyn Cody
Julie Meier
Jon Waataja
Gaia Warden
Deborah Ryan
Lynn Mickelsen
Nathan Eklund

Levi Bridges
Simone Maddox
Abbie Clarke-Sather
Derek Bodin
Tony Hebenstreit
Devin Bergman
Leon Lillie
Ishak Hossain
Gerick Engle
Kris Windom
Perry Abdulkadir
Andrew Connor
Matthew Dressler
Robert M Justin II
Ryan Olson
Capable Cook
Andrew Baugher
Renee Bradshaw
Elizabeth Conners
Nathan Goldberg
Pasha Quaas
Ann M Kuitunen
Melissa Schreiner
Mark Hermes
Matthew Derr
Elizabeth L Hackbarth
Ernesto Aguilar
Meredith Davidson
Justin Therriault
Brigette Rol
Jeff Grand
Pat MacLean
Cherry Williams
Linda Sparks
Jennifer Stocking
Sahar Erickson
Mellisa Curski
Joshua O Haynes
Elizabeth Radzwill
Michelle Albeck
Shannon Jurgens
Ashley Conrad
David Nettles
Carl Nord
Ida Hood
Michael Hardy
Aurora JACOBSEN
Caty Butler
Leigh Anne Brunnette
Brett Lovaas
Marisa Howard
Jake Jacobson
Caitlin Newstrom
Dani Horan
Jennifer Billig
Connie Mandeville
Heather Davis
Scott Shoutz
Calvin Denker
Melissa Kell
Mark Bayuk
Jerod Schoenecker
Mark Garcia
Juliana Wallace
Sarah Davis
Erin Delaney
Melanie Chambers
Willimena Nyandibo
Micah Merritt
Michael Schafer
Missy And Leon Lillie
Robert Lind

Eric Foster
Chad Thomas
Kelly Beck-O'Sullivan
Jon Osier
Hector Palacios
David Wilke
Timothy R. Church
Angie Ause
Leslie Spring
Jennifer And Christopher...
Sam Vertelney
Marty &amp;Tara Girch
John Ritten
Chris Wilcoxon
Chad Greenway
Jean Wennerlyn Johnson
Rachel Saturn
Jennifer DeBettignies
Annamarie Rutledge
Joseph Jorgenson
Nancy M McLoone
Kelsey Holler
Rebecca Lakin
Jane Olson
Connie Rehder
Evan Thomas
Daniel T NELSON
Brenda McKnight
Zach Polzin
Tamara L Bruzek
Jennifer Haskamp
Brendan Resnikoff
Jenna Nitschke-Franklin
Carl Bjornstal
Janelle Banks Kwasniak
Kate Whittington
John Blatchford
Kent Peterson
Chris Gilbert
Dan Krause
Jacob Stejskal
Kris Donnelly
Skyler N Ruetz
Sheila A Gallagher
Kelley Bloomquist
Brennan Furness
Rico Foster
Isis Aguirre
Margaret Christensen...
Mariana Cournoyer
Abdallah Bah
Andrew Lebens
Kathie Pardo
Christina Carrea
Seth Steffenhagen
Mazaney Hodapp
Danny Monahan
Tracy Mumford
Hallie Guardo
Rip Robin
Amy Wilkins
Lester Batiste
Jerome Posey
Chelsea Grinols
Bestina Mounenalath
Katie Walloch
Arthur Cormac Suel
Laura Smith
Kimberly Marek
Bryn Braaten
Madeline Youakim
Michelle Nickeson

Chris Kwapick
Jenna Kolke
Tim Erkel
Daniel Kottke
Daniel Tenenbaum
Yvonne Grierson
Elizabeth Heyman
Christopher And Katherin...
Pauline Olsen
Susan Tabor
David M Olson
William Meiers
Gevian Dargan
Delaney Ryberg
Aaron Stoessel
Erin Symalla
Kareem Taha
Cullen Martinez
Maren Rinker
Christopher Krusmark
Michael Moore
Eric Williamson
Mary Lou Tyler
Thomas Gates
Marye Knudson
Teddy Borth
Karla Jeselson
Ashley Krohn
Patricia Garringer-...
Sam Catanzaro
M Ichael LInnemann
Margie Albert
Sarah Welken
Katie Nolan-Kramer
Jeff Phillips
Rebecca Lutkenhaus
David Sackett
Nate Heydt-nelson
Kara Brown-Perrett
Jason Gaska
Dawnette Snyder
Melissa Crees
Shinano Katagiri Emanuele
Kelly Doudna
Margaret Lane
Morgan Larocca
Annie Daugherty
Ian Goens
Ade Nomo-Ongolo
Aj Syler
Sarah Schmidt
Jonah West
Tricia Ryshkus
Andom Mangum
Michelle Hamilton
Ashley Ann Long
Melissa Gill
Timothy Franzen
Aj Anderson
Jason Blackowiak
Kirby Chestnut
James Marx
Jennifer Bulger
Barbara Polzin
Mary Laha
Zach Brown
Charles Helgason
Jason A Cardinal
Grace Riley
Marianna Smilonich
Deshaune Poe
Jonah Fields

Judy Jordan
Zachary Parker
Chris Haefner
Dennis Dresler
Jolene Chrzaszcz
Elysia Peitzman
Audrey Vidmar
Alexandra Zerzan
Drew Thesing
Tristen Ruesch
Melissa Brock
Jason Hill
Jamie Watson
Kolander Family
Madeline Gould
Nikki Fossen-Andreska
Jason Berger
Stephanie Thielbar
Alex Larsen
Thomas Groth
Timothy Schmidt
Kara Szaflarski
Ron Beckstrom
Matthew Bergeron
Shaun Faricy
Brian Heilman
Katy Cummins-Bakko
Susan M. Bitney
Jason Lindusky
Huong Nguyen
Melanie Mills
Marnee Resnikoff
Valerie Danielson
Evelyn Cramer
Grace Fogarty
Kisha Delain
Douglas Scott
Jacques Youakim
Jacob Wessels
Rebecca Montgomery
Michael Sund
Sean Cavanaugh
Kristina Burk
Karl Holmes
Justin Mader
Oumar Dieng
Benjamin Todt
Ann Merrill
Michael Sheehan
Peter Mayer
Zaida M Alvarado
Camryn A
Katie Johnston-Goodstar
David Henry
Matthew J. HOFFMAN
Susan Burns
Samuel Stahl
Sean Collins-Dippel
Erin Mitchell
Pamela Beatty
Carrie Menk
Philip Schaffner
Timothy Brewington II
Katie Miller
John P. Robinson
Lija Greenseid
Kayla Nugent
Nicholas Libreros
Stephen Courtney
Marshall Smilonich
Sara Franklin
Nichole Pelerine

Michael Noone
Nathan Bollig
Janice Stark
Kiersten McMahon
Claire Joseph
Michael Sickler
Abby Vidmar
Carli Stark
Ani McDonnell
Brock Stevens
Andrew Baldwin
Sarah Bagwell
Hector Osorio
Kim CHRISTIANSON
Andrés Leza
Jo Ann Verweij
Daniel Flynn
Callahan Gergen
Mike Dougherty
Lisa Allen
Andrew Kraemer
Ian Short
Suzanne Varecka
Joe Boursell
Kathy &amp; Tim Ball
Darlene Fieberg
Mallory Stroik
Emilie Sundberg
Brittany Shepherd-Cadore
Ann Lindstrom
Karen Trutnau
Hal Resnikoff
Jennifer Borchardt
Grace Cramer
Crystal Doyle
Elesha Peterson Carr
Samantha Ziegler
Cheryl Youakim
Boyd Wilson
Bethany Rector
Lisa Baker
Bill Blatchley
Duke Rodda
Beau B.
Cassandra Kubicek
Elisabeth Rader
Amy Vasseur
Amy Von Walter
Evelyn And Chloe...
Mackenzy Walt
Ximena E Saunders
Brady Gervais
Christopher Ostrowski
Nicholas Khow
Javier Morales Pinilla
Cheryl Verdeja
Peggy Short
Amy Steege
John Crouch
Meghan Erickson
Jeffery Sloan
Mary B Doyle
Tyrone Evans
Chrysta Storm
Allan Evans
Terry Marshall
Kathleen Gohlke
Cheri Block
Rob Doar
Willow Stevens
Marcia Hayes
Tasha Ostendorf

Marybeth Edeen
Michelle McAteer
Frederick Messmann
Alfonso Guerrero
Carolyn J Hedburg
Jennifer Reid
Michael Vidmar
Ben Yoch
Thomas Nichols
Katherine Brink
Katherine Miller
Ben Tallen
Jack Belvedere
Trent Lunder
Jenny R Avery
Eric Holthaus
Jennifer Waltos
Jamie Schumacher
Thomas Garcia
Demetrous Few
Tieg Britton
Linda Robinson
Honey &amp; Mackie's
Allison Westad
Marianne Baik
Hannah Payne
Joel McReynolds
Christy Gold
Omar Cervantes
Luis A Gonzalez
Jeremiah Hubbard
Tom Martell
Carol Andrews
Dylan Niska
Jena R Magee
Molly Murakami
Calvin Ziegler
William McGuire
Erika &amp; Derek Chatt
Molly Conners
Ann Carlon
Lisa Niess
Juliana Garcia
Amanda Frayeh
Daniel Hills
Lee A Desta
Michael Forstein
Jennifer Mayerle
Patrick English
Jonah Hess
Kathleen Zeman
Adrienne WALTS
Gavin Duffy
Karen Soderberg
Eric Cason
Maria Robinson
Eugene Lee
Phyllis Carol HejlStone
Amy Goldfine
Chelsey Permenter
Aaron McCord
Rick Lillie
Patrick Layde
Robert Erlandson
Christopher J Heinze
Megan Beck
Alberto Day
Wendy Merritt
Matt Dreier
Steven King
Dustin Becher
Larissa Howell

Theresa Eclov
Tara H
Desiree Phillips
Elizabeth Wing
Jan Whitbeck &amp; Julie...
Kaitlyn Ferguson
Sarah Lehmeier
Hans Burbidge
Siri Smith
Sylvie Bindas
Larissa Nelson
Kawai Washburn
Devin Montero
Scott Cooper
Ashley Conrad
Tedd Ringhofer
Tom Parent
Jonathan Whitney
Anita Grierson
Emily Rueth
Michelle Medina Germán
Jonathan Rogers
Dan King
Zain Gillani
Patricia Conroy
Ryan McDonald
Hunter Dickman
Leo Buzalsky
Blake Conboy
Ian Alloway
Christa Abouswid
Dan Schibel
Caroline McFadden
Catherine Schmitz...
Angela Montgomery
Katherine Berning
Happy Reynolds
Kate Ryan Reiling
John Longballa
Irene Greene
Joan James
Erik Lindberg
Carolyn Kweon
Shannon Hill
Erin Van Heirseele
Diana Elhard
Heron Hargreaves
Jean S Captain
Steve Erickson
Nic Puechner
Annaliese Raasch
Miranda Kasel Olson
Mark Ernst
Mike Crawley
Michael Cleveland
Kelley Coykendall
Elizabeth K Johnson
Lorelei Strasburger
Mary R Madden
Erin Smith
Bruno Franck
Courtney Mota
Joseph Robinson
Erin Bloxham
Sheryl Long
Benjamin A Stewart
Michael Oliver
Bayardo Lanzas
Tami Howard
Deena Magnuson
Katie Western
Laura Leist
Daphne Slater-Yemofio
Colleen Feyo
James Stevens
Ella Hintz
Matt &amp; Katie Jewett
Alicia Lebens
Dana G. Williams
Stella Mahoney
Maureen Kelly-Carroll
Marissa Paulson
Cassie Rollins
Madeline Haakenson
Steve Erickson
Charlie Potts
Patrick S Schuler
Emily Queen
Maggie Buchinger
Clark Donnelly
Mara Humphrey
Kimberly McDevitt
Nolan Emley
Shoup Family
Bobby Horstman
Barbara Friend
Amanda Kraus
Wade L McEwen
Joey (Joanna) Vossen
Richard R Lancaster
Grace Arnold
Andrew Tweeten
Dylan Clark
Melanie Birke
Jon North
Kris Peterson
Kimberly Gillette
Grace Fleming
Cassidy Corbin
Monique and Mat Lindquist
Shantel Branch-Fleming
Erica L Gilbert
Barbara Merrill
Richard Strobel
Bud Snead
Bill Dokken
Jenny Ackerson
Tim Hereid
Colleen Baltutis
Alexandra Morris
Leah John
Peter Nikolai
Ann Scharfenberg
Brad Thorson
Amy Kannapel
Maria Milagros R. Liden
Alena Geffner-Mihlsten
Hadley Shearer
Shawn Laird
Julie Hieggelke
Steven Nelson
Andrea Bergman
Kelly Taverna
Nada Taha
Katarina Schwartz
Elizabeth Stanczyk
Perry Laskaris
Micheal Delgado
Elle Gilbert
Judy Havnen
James V Hernandez
Connie Rigwald
Greg Allen-Pickett
Lauren Ramirez
Lori Bodner
Emily Rose
Meaghan Doran
Mary Catherine
Erin Maye Quade
Danielle Russell
Sarah Graves
Pamela McCauley
Joel Potter
Hong Nguyen
Deanna DeMay
Melanie Schwab
Shahnaz Y Coyer
Alecia Gazzola
Chelsey Jahnke
Jaimie Zehrer
Mary Caringello
Katie Peterson
Gina Brewington
Muneer Karcher-Ramos
Ash Leigh Vagle
Walter Kalsow
Sonja Nyberg
Mc Kenna Larson
Jason Lonstein
John Manuel
Shelley Peterson
Kathryn Lamp
Sarah Jerome
Elizabeth Reed
Allison Wolf
Joe Manley
Jennifer Frahm
Brian Lewandowski
Christine M Durler
Matt Belanger
David Kix
W. Stuart Mitchell, Jr.
Brianna Menning
Colleen M Dolphin
Melissa Elumba
Anne Jensen
Tim Quealy
Mark Strandberg
Brittany Pearson
Theodore Gelderman
Eve Purnell
Mallory O'Brien
Anne Mavity And Tom...
Madison Vandenberg
Tom Blades
Brent Delgado
Daven Mehta
Jonathan Wayne Greener
Kristin Conroy
Danielle Strasburger
Zvi Geffen
Kevin Sands
Brian Goldner
Chris Reinke
Gabriel De Los Rios
Andrew Laing
Jaron Freyberg
Christa Poeschel
Lisa Fulton
Judson Herrig
Scott Allen Lunder
Judith K Puhl
Victoria Olan
Jenny Leija
Jenn Uitto
Alyssa Schulke
Marcos Lopez-Carlson
Mary McGreevy
Jenna Sheldon
Young A Vang
Sasha Mackin
Nathaniel Zdon
Kristen Gray
Jim Porter
John Eichten
Robert Tomb
Adam Johnson
Andrew Hedden
Shauna Spencer
Laura Rotschafer
Shoal Andersen
Dawn Cameron
Sarah Hinde
Sarah J. Jurewicz
Katie Burke
Haley Kopmeyer
Timothy Thone
Tom Tu Nelson
Josh Waldron
Michael J Shaw
Gabriel Philibert
Victoria Murchison
Charlie Piotrowski
Sanjay Nagalia
Heather Greene
Judith Luebke
Caitlin Eccles-Radtke
Jacqueline Marie Holland
Ami Wazlawik
Kara Beckman
Emily Edstrom Moore
Larry Wood
John Stanoch
Anna Esten
Greg Heberlein
Joseph Samoita
Diana G Pierce
Linda Wong
Sam Bauman
Heather Haakenson
Hannah Yokom
Patty Kroulik
Aedan Haack
Jeremy Van't Hof
Eric Erickson
Tony Holland
Mollie Brauer
Katie Sacker
Justin Helmer
Rebecca Gillaspie
Eva Strasburger
Gail Fagerstrom
Jeffrey Rogers
Grant Peterson
Og Hames
Rhonda Schwartz
Ken Schwartz
Jan Poehland
Chris Medrano
Lynell Bergdahl
Layci Gunderson
Paul Evenson
Julie Magnuson
Anissa Monteon
Joanna Tzenis
Neal Uitto
Robyn Schulke
Nora Bedard
Heather J Redman
Amanda Langemo
Lars Leafblad
Alexi Hansen
Henry Torres
Amy Gaviglio
Megan A Jekot
Jeffrey Martin
Richard Jarett
Wendy Friedmeyer
Christine Jacobs
Josh Katan
William Verhaegen
Rebecca Menk
Pamela Moret
Daniel Katzenberger
Nora Slawik
Tommy Van Wylen
Vildan Teske
Leslie McDougall
Dave Stuessi
Julia Breyer
Gabriel Kortuem
Heinrich Bantli
Alyson Palmer
Sarah Key
Michael Goggin
Michelle And Dan...
Lulu Rosenberg
Therese Bredemus
Patrick Mader
Heather A Gustafson
Mary Burke
Mark Sue Hirsch
Tracy Kampa
Jorge D Campoverde
Holly Cox
Robin Verheyen
Molly Moilanen
Andrew Humiston
Barbara Jeanetta
Amanda Fortner
Bill Gillette
Mark Gilbert
Lawrence J Panas
Adele Keith
Ruth Lindeke
David Vinje
Garry Hart
Jane Ahlf
Kjell Hokanson
Sarah Borchers
Amy Smith
Jonathan Bredin
David Johnson
Alexander M Warden
Sarah Kuenle
Marci Kang
Corbin Williams
Stewart Smith
Anthony Hilligoss
Devon Holstad
Jeff Rulland
Adolfo Barrera Gonzalez
Willard Boet
Karen Touchi-Peters
Jessica Goulet
Nate Chrysler
James Hargrave
Saarika Ketkar
Michelle Farhat
Lawrence Stovern
Julianne Spencer
Virginia Baumgardner
Lisa Ellefson
Ally Rogich
Neota Moe
Jennifer Song
Emily Cizinski
Steven Lust
Madeline Wertish
Alison Groebner
Phoebe Wall
Kevin &amp; Trish Zehrer
Jillian Hiscock
Jason Gray
Sarah Waite
Adwoa Afreh
Natalie Shaw
Mike Walter
Jude Buckley
Tamara Downs Schwei
Russell Harris
Sean Sittnick
Francis Baidoo
Brittany Zastrow
Nicole Berg
Elaina Grabowski
Marian Kramer
Grace Heinze
Andrea Boyd
Missy Staples Thompson
D. Miller
Joseph Kreisman
Kathleen Daly
Sandra Swami
Jay Manolis
Nicole Donoso
Oliver Ni
Kamie Page
Susan Michaletz
Nathanael Zell
Debra Picotte-Hargreaves
Janey Atchison
Danielle D'Alessandro
Kathleen Sparks
Frank A (Al) Hester
Aoife Megaw
Arthur Allen
Omar Avelino Morocho...
Dia Lee
Colton Ngumoha
Abraham Opoti
Rajendra Pandey
Conor Simons
Nate Schmidt
Nora Nell Hamburge
Joel Vos
Guadalupe Cruz
Cole Schwartz
Sarah Lambert-Fulton
Dianna Hunt
Katherine Johnson
Barbara Halak
Greg Pallo
Julia Classen
Connor Fleming
Susanna Melas

Michael M Jacobsen
Amanda Stringer
Elisabeth Fix
Kristen Perry
Michael Gregory Tschida
Conrad Lichty
Sean Higgins
Emily Tritabaugh
Kyle Nannenga
Erin Riley Strong
Matt Hoffman
Tim Carter
Cathy And Steve Saxum
Sam Ruhlin
Daos Boonma
Jason Baynes
Scott & Aleida Radzak
Tamara Schoenike
Priyanka Lily Isaacs
Damaris Axelson
Nicholas Torgerson
C. Colin Cox
Becca Muskat
Andrea Kornder
Sam McCullough

Kenneth Colston
Chau Ta U Auch Ca Rollings
David Munter
Jennie Szorcsik
Andrew Hayden
Ibrahim Jedal
Heather Goldberg
Rick Davison
Dustin Bennis
Caleb Thilges
Karen Calicdan
Jennifer Barshack
Stephanie Yang
Diane Bergman
Aaron Graves
Alison Aukes
Eric Prindle
Nathan Arnosti
Walter John Wegner
Kristina McLaughlin
Josh Stuckey
Krista Mastel
Heidi Wisner Staloch
Kathleen Murphy
Carly Burke

Seth Mooney
Kelsey Trainor
Elizabeth Griffin
Elissa Volkman
Robert Ellison
Drew Nelson
Patrick Lam
Cameron Carlson
Mary F Powers
Fue Lee
Alexander Wepsala
Alison Lienau
Janis Goller
Laura Sommars
Stephanie Paquin
Josh Hutchinson
Joseph Cuttre
Brittany Michael
Kaitrin Vohs
Michael Schomer
Madeline Lorange
Matt Privratsky
Jacob Jensen
Griffin Kowalski

Jesse Lee Atkinson
Anne Woody
Colin Hall
Urji Amin
Chris Walker
Julie A Kemna-Edner
Jeff Seifert
Manuel Jordan
Debra Erickson
Nicholas Gadbois
James Scriven
Mike Gouin
Arlene De La Cruz
Coley Lehman
Jeannaej Yambing
Matthew DRINEN
Ben Treml
Rob Schneider
Sara Tessem
Francisco Escarcega
Cortney Crisham
Geena Fendt
Bo Fung
Nicholas Giardina

Jack Lonstein
Alexander Roth
Stephanie Alexander
Hadley Swaggert
Kay Risacher
Victoria Bares
Eric Edwardson
Juliet Carlson
Barry Walhof
Ryan Breon
Tanner Swenson
Ray Albrecht
Kristopher Marius Johnson
D Scott Dibble
Ross Kronholm
Peter Hendrickx
Jacob Gehret
Stephen Brannan
Emma Greenfield
Trish Deutsch
Edward Pyle
Isis Lozano
Austin Bell
Haleigh Grewe

Jane Connelly
Karleen Corliss
Kelsey Reinke
Hermes T Cervantes
Magdalene White
Mark Gray
Zachary J Luther
Martha Streng
Helen & Jeff Bureau
Michael D Pedersen
Julia Maus
Kristina McLaughlin
Katherine A Murray
Warren Goldman
Sachin Isaacs
Erika Klein
Kenneth Stephens
Spencer Srnec
Edwin Van Riessen
Morgan Conley
Michael Soucheray
Ben Kiffmeyer
Ben Nltti
Jeffrey McLean

# Thank You!

## From the Minnesota Aurora FC Team



### Allie Schmidt in

**Co-Founder and Board Chair**

Graphic Designer specializing in Brand Identity. Gopher Soccer Alum.



### Andrea Yoch in

**Co-Founder, Board Member, Chair of Investor Relations**

Andrea Yoch, President of Andrea Yoch & Co. is an experienced Marketing professional specializing in small business, media, sports and entertainment.



### Wes Burdine

**Co-Founder, Board Member**

Owner of The Black Hart of Saint Paul, the world's foremost queer soccer bar.



### Matthew Bergeron

**General Counsel**

Matthew Bergeron is an attorney with the Twin Cities law firm of Larkin Hoffman Daly Lindgren where he practices in the firm's health care and government relations practice groups.



### Jamie Becker-Finn

**Vice Chair of the Board, Community Board Member**

Jamie Becker-Finn, Vice Chair of the Board, is a four term State Representative and House Judiciary Committee Chair. Attorney and owne...



### Mai-Anh Kapanke

**Community Board Member**

Mai-Anh Tran, CFRE, is the Associate VP of Philanthropic Services at the Saint Paul & Minnesota Foundation. Mai-Anh has more than 25 years of...



### Ida Kane

**Board Member**

Ida Kane has served as a member of the board of directors of Vimeo and Buildertrend since 2021. Ms. Kane served as the Chief Financial Officer ...

# Details

### The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Andrea Yoch | Business Owner, Entrepreneur, Marketing @ Andrea Yoch & Co | 2021 |
| Wes Burdine | Business Owner, Entrepreneur, Restauranteur @ Black Hart of Saint Paul | 2021 |
| Ida Kane | Finance Executive @ Lakeside Investment Ltd. | 2024 |
| Irene Quarshie | Global Operations Executive @ Target Corporation | 2025 |
| Laura Bishop | Corporate Board Director @ Self-Employed | 2025 |
| Allie Schmidt | Graphic Design @ Marani | 2021 |
| Beth Wozniak | CEO @ nVent | 2025 |
| Carley Knox | President of Business Operations @ Minnesota Lynx | 2025 |
| Elizabeth Breyer Bowman | CMO/SVP Marketing @ Lemonada Media | 2025 |

### Officers

| Officer | Title | Joined |
|---|---|---|
| Wes Burdine | CFO | 2021 |
| Saara Hassoun | CEO President | 2025 |
| Andrea Yoch | VP / Chair of Investor Relations | 2024 |

### Voting Power

No one has over 20% voting power.

### Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 03/2021 | $5,000 | Common Stock | Section 4(a)(2) |
| 03/2021 | $5,000 | Common Stock | Section 4(a)(2) |
| 03/2021 | $30,000 | Common Stock | Section 4(a)(2) |
| 12/2021 | $1,000,000 | | 4(a)(6) |
| 03/2025 | $843,665 | | 4(a)(6) |
| 07/2025 | $50,000 | Preferred Stock | Section 4(a)(2) |
| 07/2025 | $1,250,000 | Preferred Stock | Section 4(a)(2) |

*The use of proceeds is to fund general operations.*

**Outstanding Debts**

None.

**Related Party Transactions**

| | |
|---|---|
| Name | Wes Burdine |
| Amount Invested | $0 |
| Transaction type | Priced Round |
| Issued | 03/06/2025 |
| Relationship | Director, Officer |

*1,000 Common Class A Shares issued for services rendered.*

| | |
|---|---|
| Name | Andrea Yoch |
| Amount Invested | $0 |
| Transaction type | Priced Round |
| Issued | 03/06/2025 |
| Relationship | Director, Officer |

*5,000 Common Class A Shares issued for services rendered.*

| | |
|---|---|
| Name | Allison Schmidt |
| Amount Invested | $0 |
| Transaction type | Priced Round |
| Issued | 03/06/2025 |
| Relationship | Director, Officer |

*5,000 Common Class A Shares issued for services rendered.*

| | |
|---|---|
| Name | Ida Kane |
| Amount Invested | $0 |
| Transaction type | Priced Round |
| Issued | 03/06/2025 |
| Relationship | Director |

*5,000 Common Class A Shares issued for services rendered.*

**Capital Structure**

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Class A | 150,000 | 102,000 | Yes |
| Common Class B | 100,000 | 62,319 | Yes |
| Preferred Class C | 100,000 | 57,512 | Yes |

| | |
|---|---|
| Warrants: | 0 |
| Options: | 0 |

**Form C Risks:**

MSH owns a subsidiary, Minnesota Aurora LLC, which is in the process of pursuing a bid to join a professional women's soccer league. If successful in obtaining a bid, it is the intent of MSH to continue to operate the Franchise, as well as own a portion of the professional team. There are costs associated with pursuing a professional team and there is no guaranty that such a franchise will ever be owned by MSH.

Allie Schmidt, Wes Burdine, Jamie Becker-Finn, and Andrea Yoch are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The professional, pre-professional, and amateur athletics market in Minnesota is incredibly competitive, and the Franchise will compete for attendance, viewership and advertising revenue with a wide range of other entertainment and recreational activities available to potential consumers. There can be no assurance that MSH or the Franchise will be able to compete effectively, including with companies that may have greater resources than it. There is a risk that MSH and the Franchise will struggle financially and never return a profit for their investors.

MSH has been organized to own and operate a womens' soccer franchise (the "Franchise") to compete in the W-League, a pre-professional women's soccer league overseen by the United Soccer League (USL). There is a risk that the W-League may not be successful and MSH and the Franchise may be unable to continue operating.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Minnesota Soccer Holdings, GBC ("MSH" or the "Company") is organized as a public benefit corporation under Minnesota Statutes Chapter 304A. As such, it exists to pursue a general public benefit with a particular focus on support women's soccer in Minnesota and, as such, will prioritize allocation of its resources towards that public benefit instead of towards returning profit to its shareholders.

The Class B share price and valuation were arbitrarily determined by the Board and management of MSH, considering the state of the Company's business development and the general condition of the industry in the MSH and the Franchise will operate. The offering price doesn't have any direct relationship to the actual value of the assets, net worth, or other objective value criteria of MSS or the Franchise

Shares in MSH will not be registered under any federal or state securities laws and may not be resold without such registration except in reliance on an exemption from applicable state and federal registration requirements, which exemption prohibits any transfer of your Class B Shares for a period of one year, subject to limited exceptions. There is no, and there is not expected to be, any market for the sale of the MSH shares. As a result, you not be able to liquidate your investment in the Class B shares and therefore, should be prepared to assume the risks of an investment in MSH for an indefinite period of time.

While the MSH Board and Managers will engage investors on a broad variety of club matters, including naming, branding, etc., the Class B investors have limited voting rights and will need to rely on Managers for all decisions relating to the day to day operation of MSH and the Franchise. In addition, investment in MSH is structured to be made through a special purpose entity that is managed by a "Lead Investor." Although the Lead Investor is required by law to vote the Class B shares in accordance with the directions of the investors, investors will not be able to directly vote their shares in MSH. Accordingly, you should not invest in this offering unless you are willing to entrust your voting rights to the Lead Investor.

MSH may need to raise additional capital in the future. Subsequent offerings may not be on the same or similar terms as this offering. Even if they are, said offerings will dilute the ownership percentage and voting power of investors in the current offering. Future offerings may provide the new investors with advantages not available to you as a previous

investor.

**Description of Securities for Prior Reg CF Raise**

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

**Minority Ownership**

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the

Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

**Exercise of Rights Held by Principal Shareholders**

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders may redeem their securities at a time that is not favorable to the Investor. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;

the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

**Company**

Minnesota Soccer Holdings, GBC (PBC)

Minnesota Public Benefit Corporation
Organized March 2021
6 employees
2910 Waters Rd,
Ste 100
Eagan MN 55121 http://www.mnaurora.com

**Business Description**

Refer to the Minnesota Aurora FC profile.

**EDGAR Filing**

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

**Compliance with Prior Annual Reports**

Minnesota Aurora FC has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

**All prior investor updates**

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less